CAE INC. CONSOLIDATED FINANCIAL STATEMENTS Management’s Report on Internal Control Over Financial Reporting 1 Report of Independent Registered Public Accounting Firm 2 Consolidated Financial Statements Consolidated Income Statement 5 Consolidated Statement of Comprehensive Income 6 Consolidated Statement of Financial Position 7 Consolidated Statement of Changes in Equity 8 Consolidated Statement of Cash Flows 9 Notes to the Consolidated Financial Statements Note 1 – Nature of Operations and Summary of Significant Accounting Policies 10 Note 2 – Changes in Accounting Policies 24 Note 3 – Business Combinations 26 Note 4 – Operating Segments and Geographic Information 28 Note 5 – Other Gains – Net 30 Note 6 – Finance Expense – Net 30 Note 7 – Income Taxes 30 Note 8 – Share Capital, Earnings per Share and Dividends 32 Note 9 – Accounts Receivable 33 Note 10 – Balance from Contracts with Customers 33 Note 11 – Inventories 33 Note 12 – Property, Plant and Equipment 34 Note 13 – Intangible Assets 35 Note 14 – Leases 35 Note 15 – Other Non-Current Assets 36 Note 16 – Accounts Payable and Accrued Liabilities 36 Note 17 – Provisions 37 Note 18 – Debt Facilities 37 Note 19 – Employee Benefits Obligations 38 Note 20 – Other Non-Current Liabilities 41 Note 21 – Supplementary Cash Flows Information 42 Note 22 – Accumulated Other Comprehensive Income 42 Note 23 – Share-Based Payments 42 Note 24 – Employee Compensation 45 Note 25 – Government Participation 45 Note 26 – Impairment of Non-Financial Assets 45 Note 27 – Contingencies and Commitments 46 Note 28 – Fair Value of Financial Instruments 46 Note 29 – Capital Risk Management 47 Note 30 – Financial Risk Management 48 Note 31 – Related Party Relationships 52 Note 32 – Related Party Transactions 54 Note 33 – Events After the Reporting Period 54

Management’s Report on Internal Control Over Financial Reporting Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS, as issued by the International Accounting Standards Board (IASB). As of March 31, 2020, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2020 was effective. M. Parent S. Branco President and Chief Executive Officer Vice-president, Finance and Chief Financial Officer Montreal (Canada) May 22, 2020 1 | CAE Year-End Financial Results 2020

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of CAE Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated statement of financial position of CAE Inc. and its subsidiaries (together, the Company) as of March 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Change in Accounting Principle As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on April 1, 2019. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. CAE Year-End Financial Results 2020 | 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Goodwill impairment assessment - Healthcare cash-generating unit As described in Notes 1, 13 and 26 to the consolidated financial statements, the goodwill allocated to the Healthcare cash-generating unit (CGU) was $117.3 million as of March 31, 2020, net of an impairment charge of $37.5 million for the year ended March 31, 2020. Management tests goodwill for impairment annually or at any time if an indicator of impairment exists. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. The Company’s impairment test for goodwill is based on internal estimates of value in use calculations using a discounted cash flow model. Management applied judgment in developing the cash flow projections for the Healthcare CGU, which included the use of significant assumptions relating to expected growth rates and the discount rate. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Healthcare CGU is a critical audit matter are there was judgment applied by management in developing the cash flow projections for the Healthcare CGU. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions, including expected growth rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others, testing management’s process for developing the cash flow projections for the Healthcare CGU; evaluating the appropriateness of the discounted cash flows model; testing the completeness, accuracy and relevance of the underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management. Evaluating the reasonableness of the significant assumptions used by management related to expected growth rates involved considering the current and historical performance of the Healthcare CGU and the market’s response to new products launched by the Company; the consistency with external market and healthcare industry data; and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flows model and the discount rate assumption. Revenue recognition - Estimated costs to complete certain contracts in the Defence and Security and Civil Aviation Training Solutions segments As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2020, a portion of total consolidated revenue of $3,623.2 million related to revenue recognized from contracts with customers over time using the cost input method in the Defence and Security and Civil Aviation Training Solutions segments. The measure of progress toward complete satisfaction of the performance obligation is determined by comparing the actual direct contract costs incurred to date to the total estimated costs for the entire contract. Management applies judgment to estimate the work performed to date as a proportion of the total work to be performed. The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts in the Defence and Security and Civil Aviation Training Solutions segments is a critical audit matter are there was judgment applied by management in determining the estimated costs to complete the contracts. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the cost assumptions applied by management in determining the estimated costs to complete the contracts. 3 | CAE Year-End Financial Results 2020

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete the contracts. These procedures also included, among others, testing management’s process for determining estimated costs to complete the contracts in the Defence and Security and Civil Aviation Training Solutions segments for a sample of contracts; testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed; and evaluating the reasonableness of cost assumptions used by management. Evaluating the reasonableness of cost assumptions used by management involved assessing management’s ability to reasonably estimate costs to complete contracts by comparing changes in estimated costs with prior period estimates; performing a look-back analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of circumstances which may warrant a modification to a previous cost estimate. /s/PricewaterhouseCoopers LLP1 Montréal, Quebec May 22, 2020 We have served as the Company’s auditor since 1991. _____________________________________________________________________________________________ 1 CPA auditor, CA, public accountancy permit No. A119714 CAE Year-End Financial Results 2020 | 4

Consolidated Financial Statements Consolidated Income Statement Years ended March 31 (amounts in millions of Canadian dollars, except per share amounts) Notes 2020 (1) 2019 Revenue 4 $ 3,623.2 $ 3,304.1 Cost of sales 2,539.6 2,362.6 Gross profit $ 1,083.6 $ 941.5 Research and development expenses 137.5 101.4 Selling, general and administrative expenses 437.5 415.2 Other gains – net 5 (1.0) (22.3) Share of after tax profit of equity accounted investees 4 (27.5) (33.4) Operating profit $ 537.1 $ 480.6 Finance expense – net 6 144.4 80.9 Earnings before income taxes $ 392.7 $ 399.7 Income tax expense 7 73.8 59.6 Net income $ 318.9 $ 340.1 Attributable to: Equity holders of the Company $ 311.4 $ 330.0 Non-controlling interests 7.5 10.1 Earnings per share attributable to equity holders of the Company Basic 8 $ 1.17 $ 1.24 Diluted 8 $ 1.16 $ 1.23 (1) Refer to Note 2 - Changes in accounting policies for the impact of adopting IFRS16. The accompanying notes form an integral part of these Consolidated Financial Statements. 5 | CAE Year-End Financial Results 2020

Consolidated Financial Statements Consolidated Statement of Comprehensive Income Years ended March 31 (amounts in millions of Canadian dollars) Notes 2020 2019 Net income $ 318.9 $ 340.1 Items that may be reclassified to net income Foreign currency exchange differences on translation of foreign operations $ 118.3 $ (12.6) Reclassification to income of foreign currency exchange differences (40.4) (23.2) Net loss on cash flow hedges (32.3) (6.9) Reclassification to income of (loss) gain on cash flow hedges (0.2) 2.1 Net loss on hedges of net investment in foreign operations (71.0) (20.0) Income taxes 7 23.0 2.2 $ (2.6) $ (58.4) Items that will never be reclassified to net income Remeasurement of defined benefit pension plan obligations 19 $ 13.4 $ 4.2 Income taxes 7 (3.6) (1.1) $ 9.8 $ 3.1 Other comprehensive income (loss) $ 7.2 $ (55.3) Total comprehensive income $ 326.1 $ 284.8 Attributable to: Equity holders of the Company $ 315.4 $ 271.8 Non-controlling interests 10.7 13.0 The accompanying notes form an integral part of these Consolidated Financial Statements. CAE Year-End Financial Results 2020 | 6

Consolidated Financial Statements Consolidated Statement of Financial Position As at March 31 (amounts in millions of Canadian dollars) Notes 2020 (1) 2019 Assets Cash and cash equivalents $ 946.5 $ 446.1 Accounts receivable 9 566.1 496.0 Contract assets 10 569.3 523.5 Inventories 11 616.2 537.0 Prepayments 55.1 57.4 Income taxes recoverable 30.4 33.6 Derivative financial assets 28 25.0 19.3 Total current assets $ 2,808.6 $ 2,112.9 Property, plant and equipment 12 2,154.0 2,149.3 Right-of-use assets 14 395.9 — Intangible assets 13 2,056.5 2,027.9 Investment in equity accounted investees 31 460.6 312.1 Deferred tax assets 7 84.5 71.0 Derivative financial assets 28 13.1 12.8 Other non-current assets 15 510.4 479.5 Total assets $ 8,483.6 $ 7,165.5 Liabilities and equity Accounts payable and accrued liabilities 16 $ 934.4 $ 883.8 Provisions 17 29.2 28.7 Income taxes payable 26.4 25.7 Contract liabilities 10 746.2 670.2 Current portion of long-term debt 18 206.2 264.1 Derivative financial liabilities 28 119.9 17.0 Total current liabilities $ 2,062.3 $ 1,889.5 Provisions 17 28.6 36.3 Long-term debt 18 3,106.0 2,064.2 Royalty obligations 141.1 136.2 Employee benefits obligations 19 212.8 212.6 Deferred tax liabilities 7 150.6 147.0 Derivative financial liabilities 28 12.8 2.7 Other non-current liabilities 20 191.1 267.0 Total liabilities $ 5,905.3 $ 4,755.5 Equity Share capital 8 $ 679.5 $ 649.6 Contributed surplus 26.9 24.8 Accumulated other comprehensive income 22 193.2 199.0 Retained earnings 1,590.1 1,457.9 Equity attributable to equity holders of the Company $ 2,489.7 $ 2,331.3 Non-controlling interests 88.6 78.7 Total equity $ 2,578.3 $ 2,410.0 Total liabilities and equity $ 8,483.6 $ 7,165.5 (1) Refer to Note 2 - Changes in accounting policies for the impact of adopting IFRS16. The accompanying notes form an integral part of these Consolidated Financial Statements. 7 | CAE Year-End Financial Results 2020

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

			Attributable to equity holders of the Company						
		Common shares							
(amounts in millions of Canadian dollars, except number of shares)	Notes	Number of shares	Stated value	Contributed surplus	Accumulated other comprehensive income (Note 22)	Retained earnings	Total	Non-controlling interests	Total equity
Balances as at March 31, 2018		267,738,530	$ 633.2	$ 21.3	$ 260.3	$ 1,314.3	$ 2,229.1	$ 68.4	$ 2,297.5
Net income		—	$ —	$ —	$ —	$ 330.0	$ 330.0	$ 10.1	$ 340.1
Other comprehensive (loss) income		—	—	—	(61.3)	3.1	(58.2)	2.9	(55.3)
Total comprehensive (loss) income		—	$ —	$ —	$ (61.3)	$ 333.1	$ 271.8	$ 13.0	$ 284.8
Exercise of stock options	23	1,231,600	21.1	(2.9)	—	—	18.2	—	18.2
Optional cash purchase of common shares		2,459	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	8	(3,671,900)	(8.8)	—	—	(85.6)	(94.4)	—	(94.4)
Share-based payments expense	23	—	—	6.4	—	—	6.4	—	6.4
Transactions with non-controlling interests		—	—	—	—	—	—	(2.7)	(2.7)
Stock dividends	8	146,914	4.0	—	—	(4.0)	—	—	—
Cash dividends	8	—	—	—	—	(99.9)	(99.9)	—	(99.9)
Balances as at March 31, 2019		265,447,603	$ 649.6	$ 24.8	$ 199.0	$ 1,457.9	$ 2,331.3	$ 78.7	$ 2,410.0
Impact of adopting IFRS 16	2	—	—	—	—	(27.5)	(27.5)	—	(27.5)
Balances as at April 1, 2019		265,447,603	$ 649.6	$ 24.8	$ 199.0	$ 1,430.4	$ 2,303.8	$ 78.7	$ 2,382.5
Net income		—	$ —	$ —	$ —	$ 311.4	$ 311.4	$ 7.5	$ 318.9
Other comprehensive (loss) income		—	—	—	(5.8)	9.8	4.0	3.2	7.2
Total comprehensive (loss) income		—	$ —	$ —	$ (5.8)	$ 321.2	$ 315.4	$ 10.7	$ 326.1
Exercise of stock options	23	1,553,846	30.2	(3.7)	—	—	26.5	—	26.5
Optional cash purchase of common shares		2,433	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	8	(1,493,331)	(3.8)	—	—	(45.8)	(49.6)	—	(49.6)
Share-based payments expense	23	—	—	5.8	—	—	5.8	—	5.8
Transactions with non-controlling interests		—	—	—	—	(1.4)	(1.4)	(0.8)	(2.2)
Stock dividends	8	109,076	3.4	—	—	(3.4)	—	—	—
Cash dividends	8	—	—	—	—	(110.9)	(110.9)	—	(110.9)
Balances as at March 31, 2020		**265,619,627**	**$ 679.5**	**$ 26.9**	**$ 193.2**	**$ 1,590.1**	**$ 2,489.7**	**$ 88.6**	**$ 2,578.3**

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Year-End Financial Results 2020 | 8

Consolidated Financial Statements Consolidated Statement of Cash Flows Years ended March 31 (amounts in millions of Canadian dollars) Notes 2020 (1) 2019 Operating activities Net income $ 318.9 $ 340.1 Adjustments for: Depreciation and amortization 305.4 217.2 Share of after tax profit of equity accounted investees (27.5) (33.4) Deferred income taxes 7 2.9 (23.1) Investment tax credits 9.0 8.2 Impairment of goodwill 26 37.5 — Share-based payments expense 23 14.5 9.3 Defined benefit pension plans 19 15.1 14.8 Other non-current liabilities (39.2) (30.3) Derivative financial assets and liabilities – net 15.3 (5.8) Other (54.6) (1.8) Changes in non-cash working capital 21 (52.2) 35.2 Net cash provided by operating activities $ 545.1 $ 530.4 Investing activities Business combinations, net of cash acquired 3 $ (10.1) $ (827.8) Acquisition of investment in equity accounted investees 32 (113.5) — Addition of assets through the monetization of royalties 4 — (202.7) Additions to property, plant and equipment 12 (283.4) (251.8) Proceeds from disposal of property, plant and equipment 0.5 2.7 Additions to intangible assets 13 (100.6) (86.6) Net payments to equity accounted investees (9.9) (37.7) Dividends received from equity accounted investees 22.6 22.0 Other (1.5) 2.7 Net cash used in investing activities $ (495.9) $ (1,379.2) Financing activities Net proceeds from borrowing under revolving credit facilities 18 $ 708.2 $ — Proceeds from long-term debt 18 167.6 955.3 Repayment of long-term debt 18 (233.0) (72.7) Repayment of lease liabilities 18 (79.8) (22.0) Dividends paid (110.9) (99.9) Issuance of common shares 26.6 18.3 Repurchase and cancellation of common shares 8 (49.6) (94.4) Changes in restricted cash 15.7 — Other (1.4) 5.7 Net cash provided by financing activities $ 443.4 $ 690.3 Effect of foreign currency exchange differences on cash and cash equivalents $ 7.8 $ (6.9) Net increase (decrease) in cash and cash equivalents $ 500.4 $ (165.4) Cash and cash equivalents, beginning of year 446.1 611.5 Cash and cash equivalents, end of year $ 946.5 $ 446.1 (1) Refer to Note 2 - Changes in accounting policies for the impact of adopting IFRS16. The accompanying notes form an integral part of these Consolidated Financial Statements. 9 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Notes to the Consolidated Financial Statements (Unless otherwise stated, all tabular amounts are in millions of Canadian dollars) The consolidated financial statements were authorized for issue by the board of directors on May 22, 2020. NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of operations CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world. The Company’s operations are managed through three segments: (i) Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services; (ii) Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety; (iii) Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide. CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE). Basis of preparation The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated. The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income and liabilities for cash-settled share-based arrangements. The functional and presentation currency of CAE Inc. is the Canadian dollar. Basis of consolidation Subsidiaries Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated. Joint arrangements Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation. Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in other comprehensive income (OCI) of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. CAE Year-End Financial Results 2020 | 10

Notes to the Consolidated Financial Statements Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement. Business combinations Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income. Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity. New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Non-controlling interests Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity. Financial instruments and hedging relationships Recognition, classification and measurement A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability. Financial instruments are subsequently measured based on their classification, which are: – Financial instruments measured at amortized cost; – Financial instruments measured at fair value through profit or loss (FVTPL); – Financial instruments measured at fair value through other comprehensive income (FVOCI). Financial assets A financial asset is measured at amortized cost if it meets both of the following conditions: – The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and – The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment. Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, and derivative instruments not designated as hedging instrument in a hedge relationship. 11 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing financial assets. Financial liabilities Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivatives financial instruments that are not designated as hedging instrument in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instrument in a hedge relationship. Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, as well as royalty obligations. Transaction costs Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified at FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method. Offsetting of financial assets and financial liabilities Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously. Hedge accounting The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements: – There is ‘an economic relationship’ between the hedged item and the hedging instrument; – The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; – The hedge ratio of the hedging relationship is the same as that resulting from the quantities of: – The hedged item that the Company actually hedges; and – The hedging instrument that the Company actually uses to hedge that quantity of hedged item. For the purpose of hedge accounting, hedges are classified as: – Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probably forecast transaction or the foreign currency risk in an unrecognized firm commitment; – Hedges of a net investment in a foreign operation; – Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. Documentation At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk. Cash flow hedge The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized. CAE Year-End Financial Results 2020 | 12

Notes to the Consolidated Financial Statements Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately. Hedge of net investments in foreign operations The Company has designated certain long-term debts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment. Fair value hedge The Company currently does not enter into fair value hedge transactions. Derecognition Financial assets A financial asset is derecognized when: – The rights to receive cash flows from the asset have expired; or – The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure. Impairment of financial assets The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. Financial liabilities A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement. Foreign currency translation Foreign operations Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI. When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI. 13 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Transactions and balances Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges. Cash and cash equivalents Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase. Accounts receivable Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income. Inventories Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value. Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value. Property, plant and equipment Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed. A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses. The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income. Prior to the adoption of IFRS 16 on April 1, 2019, leased assets were depreciated over the shorter of the lease term and their useful lives. If it was reasonably certain that the Company would obtain ownership by the end of the lease term, the leased asset was depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows: Method Amortization rate/period Buildings and improvements Declining balance/Straight-line 2.5 to 10%/3 to 40 years Simulators Straight-line (10% residual) Not exceeding 25 years Machinery and equipment Declining balance/Straight-line 20 to 35%/2 to 15 years Aircraft Straight-line (residual not exceeding 15%) Not exceeding 25 years Aircraft engines Based on utilization Not exceeding 3,500 hours As at March 31, 2020, the average remaining amortization period for full-flight simulators is 12.0 years (2019 – 11.1 years). Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date. CAE Year-End Financial Results 2020 | 14

Notes to the Consolidated Financial Statements Leases – As a result of adopting IFRS 16 on April 1, 2019 At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company as a lessee The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows: Method Amortization period Buildings and land Straight-line Not exceeding 40 years Simulators Straight-line (10% residual) Not exceeding 25 years Machinery and equipment Straight-line Not exceeding 7 years In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate. The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Lease modifications A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease. For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss. For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset. Short-term leases and leases of low-value assets The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term. Sale and leaseback transaction In a sale and leaseback transaction the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments. 15 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements The Company as a lessor The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases. With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease. When the Company subleases one of its leases it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. Leases – Prior to adopting IFRS 16 on April 1, 2019 Leases in which substantially all the risks and rewards of ownership were transferred and were accounted for finance leases. All other leases were accounted for as operating leases. The Company as a lessee Finance leases were capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee were added to the amount recognized as an asset. The corresponding obligations were included in long-term debt. Finance expense was recognized over the term of the lease based on the effective interest method. Payments made under operating leases was charged to income on a straight-line basis over the term of the lease. With regards to certain aircraft used in the Company’s live training operations, management had concluded that, as at March 31, 2019, the undiscounted lease rental payments in the amount of $46.6 million associated with the lease convention to these aircraft should be accounted for as an off-balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE. Sale and leaseback transactions The Company engaged in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the Civil Aviation training Solutions and Defence and Security segments. Where a sale and leaseback transaction resulted in a finance lease, any excess of sales proceeds over the carrying amount was deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it was clear that the transaction was established at fair value, any profit or loss was recognized in income. If the sales price was below fair value, the shortfall was recognized in income immediately except if the loss was compensated for by future lease payments at below market price, it was deferred and amortized in proportion to the lease payments over the period the asset was expected to be used. If the sale price was above fair value, the excess over fair value was deferred and amortized over the period the asset was expected to be used. The Company as a lessor With regards to finance leases, the asset was derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income was recognized over the term of the lease based on the effective interest method. Income from operating leases was recognized on a straight-line basis over the term of the corresponding lease. Intangible assets Goodwill Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Research and development (R&D) Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expense. Other intangible assets Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any. CAE Year-End Financial Results 2020 | 16

Notes to the Consolidated Financial Statements The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses. Amortization Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows: Amortization period Capitalized development costs 3 to 10 years Customer relationships 3 to 20 years Licenses 3 to 20 years ERP and other software 3 to 10 years Other intangible assets 2 to 40 years As at March 31, 2020, the average remaining amortization period for the capitalized development costs is 5.2 years (2019 – 5.2 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date. Impairment of non-financial assets The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the CGU that the asset belongs to is used to determine the recoverable amount. For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income. The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income. Borrowing costs Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as finance expense in income, as incurred. Other assets Restricted cash The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements. Deferred financing costs Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements. Accounts payable and accrued liabilities Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. 17 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Restoration and simulator removal In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized. Restructuring Restructuring costs consist mainly of severances and other related costs. Legal claims The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income within selling, general and administrative expenses or other gains – net. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2020. Warranties A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred between 1 to 7 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold. Long-term debt Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. Share capital Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds. When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity. Revenue recognition The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation. The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer. CAE Year-End Financial Results 2020 | 18

Notes to the Consolidated Financial Statements Sales of goods and services Customized training devices Revenues from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct contract costs incurred to date to the total estimated costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device. Standardized training devices Revenue from contracts with customers for the construction of standardized training devices is recognized at a point in time, when the customer obtains control of the device. Training services Revenues from the sale of training hours or training courses are recognized at a point in time, when services are rendered. For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method. Product maintenance, support and updates Revenues from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenues from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method. Spare parts Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer. Software arrangements Revenue from off-the-shelf software sales is recognized at a point in time, on delivery. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. Other Significant financing component The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component. Non-monetary transactions The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received. Contract modifications Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification. Costs to obtain and to fulfill a contract The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future and they are expected to be recovered, These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer. Right to invoice If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date then revenue can be recognized at the invoice amount. 19 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Contract balances The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position. Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional. Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations. Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on our normal operating cycle. Employee benefits Defined benefit pension plans The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information. The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits. Defined contribution pension plans The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided. Termination benefits Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value. Share-based payment transactions The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. CAE Year-End Financial Results 2020 | 20

Notes to the Consolidated Financial Statements For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital. For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plans and PSU plan. Current and deferred income tax Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively, Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income and taxable. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction. Earnings per share Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares. 21 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Government participation Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government participation related to the acquisition of intangible assets is recorded as a reduction of the cost of the related asset while government participation related to current expenses is recorded as a reduction of the related expenses. The Company benefits from investment tax credits that are deemed to be equivalent to government contributions. Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ. Project New Core Markets and Project Phoenix require the Company to pay royalties. The obligation to pay royalties, recognized as royalty obligations, is recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The current portion is included as part of accrued liabilities. The difference between the amounts received and the discounted value of royalty obligations is accounted for as a government contribution which is recognized as a reduction of related expenses or as a reduction of the cost of the related asset. The Company recognizes the Government of Canada’s participation in Project Falcon and Project Innovate and the Government of Canada's and the Government of Québec's in Project Digital Intelligence as interest-bearing long-term debt. The initial measurement of the accounting liability is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of related expenses or as a reduction of the cost of the related asset. Investment tax credits Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net income when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount. Investment tax credits expected to be recovered beyond 12 months are classified in Other non-current assets. Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Use of judgements, estimates and assumptions The preparation of the consolidated financial statements requires the Company’s management (management) to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. Business combinations Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model. Development costs Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. See Note 26 for further details regarding assumptions used. CAE Year-End Financial Results 2020 | 22

Notes to the Consolidated Financial Statements Revenue recognition Transaction price allocated to performance obligations In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable. Timing of satisfaction of performance obligations For contracts where revenue is recognized over time using the cost input method, the Company is required to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known. Defined benefit pension plans The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 19 for further details regarding assumptions used. Government royalty repayments In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 8.0% to 15.0%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6.0% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2020 by approximately $2.8 million (2019 – $3.5 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations. Income taxes The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits. Impact of the COVID-19 pandemic The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to the Company business operations. The rapidly evolving situation has created a high level of uncertainty and risk that may result in significant impacts on the Company’s business, financial performance and operations. The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets. 23 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Goodwill impairment test The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2020. Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below. The value in use of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. Significant assumptions and estimates are used to determine the expected growth rates embedded in our cash flow projections and the discount rate based on observable market data during the fourth quarter. Based on the results of its impairment test, the Company recorded an impairment charge of goodwill of $37.5 million in relation to the Healthcare CGU (see Note 26). Impairment of non-financial assets The Company has considered the impact of the COVID-19 pandemic on its assessment of impairment indicators, which required significant judgement. The Company has reviewed its property, plant and equipment, right-of-use assets, amortizable intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Where impairment indicators were identified in the Civil Aviation Training Solutions segment, no significant impairment charge has been recorded. No impairment indicators were identified in the Defence and Security and Healthcare segments. Expected credit loss The Company has considered the impact of the COVID-19 pandemic on the expected credit loss of its financial instruments (mainly trade receivable and contract assets). The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information as at March 31, 2020. As a result of this review, no significant credit loss allowances adjustments have been recorded (see Note 9). NOTE 2 – CHANGES IN ACCOUNTING POLICIES New and amended standards adopted by the Company IFRS 16 - Leases In January 2016, the IASB released IFRS 16 - Leases, which replaced IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease liability for substantially all leases. Lessors continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements. IFRS 16 was adopted effective April 1, 2019. The Company elected to use the modified retrospective approach. Under this approach, the comparative information was not restated and the cumulative effect of initially applying IFRS 16 was recognized in equity at the date of initial application, on April 1, 2019. The Company has elected to apply the following transitional practical expedients: – Maintain previous assessment of whether a contract is, or contains, a lease at the date of initial application; – Use of hindsight when evaluating the lease term if a contract contains options to extend or terminate the lease; – Recognize short-term leases and leases of low-value assets as a lease expense on a straight-line basis, consistent with current IAS 17 accounting; – Account for leases for which the remaining lease term ends within 12 months of the effective date as short-term leases; – Adjust the right-of-use asset by the amount of the previously assessed IAS 37 onerous contract provision as an alternative to an impairment review; – Exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application; – Measure the right-of-use asset as if IFRS 16 had been applied since the lease commencement date using the incremental borrowing rate at the date of initial application. Where the Company is a lessee, IFRS 16 resulted in on-balance sheet recognition of most of its leases that were previously considered operating leases under IAS 17 unless they met the short-term or low-value exemption. CAE Year-End Financial Results 2020 | 24

Notes to the Consolidated Financial Statements

For the consolidated statement of financial position, this resulted in the recognition of new right-of-use assets of $226.8 million and new lease liabilities of $265.8 million, presented as part of the long-term debt, discounted using the incremental borrowing rate as at April 1, 2019 (weighted average rate applied was 5.4%). In addition, the Company had existing finance lease assets of $206.0 million under IAS 17 that were reclassified to right-of-use assets.

For the consolidated income statement, depreciation expense on the right-of-use assets and interest expense on the lease liabilities are incurred, replacing the operating lease expense previously recognized under IAS 17 accounting.

For the consolidated statement of cash flows, the principal repayments of the lease liabilities are presented in financing activities, whereas previously operating lease payments under IAS 17 accounting were presented in operating activities.

The cumulative effect of the impacts of adopting IFRS 16 on the consolidated statement of financial position as at April 1, 2019 are presented in the table below:

(amounts in millions)		March 31 2019		IFRS 16 Adjustments		**April 1 2019**
Assets						
Total current assets	$	2,112.9	$	(3.3)	**$**	**2,109.6**
Property, plant and equipment		2,149.3		(206.0)		**1,943.3**
Right-of-use assets		—		432.8		**432.8**
Investment in equity accounted investees		312.1		(3.7)		**308.4**
Other non-current assets		2,591.2		0.3		**2,591.5**
Total assets	$	7,165.5	$	220.1	**$**	**7,385.6**
Liabilities and equity						
Current portion of long-term debt	$	264.1	$	31.8	**$**	**295.9**
Other current liabilities		1,625.4		(4.3)		**1,621.1**
Total current liabilities	$	1,889.5	$	27.5	**$**	**1,917.0**
Long-term debt		2,064.2		234.0		**2,298.2**
Other non-current liabilities		801.8		(13.9)		**787.9**
Total liabilities	$	4,755.5	$	247.6	**$**	**5,003.1**
Total equity	$	2,410.0	$	(27.5)	**$**	**2,382.5**
Total liabilities and equity	$	7,165.5	$	220.1	**$**	**7,385.6**

The difference between the amount of new lease liabilities recognized as at April 1, 2019 and the future aggregate minimum lease payments under non-cancellable operating leases of the Company as at March 31, 2019, which amounted to $274.1 million, is mainly due to the discounting factors applied to the lease payments, the inclusion of optional renewal period reasonably certain to be exercised, and the exclusion of leases payments for short-term lease and low-value lease.

IFRIC 23 - *Uncertainty over income tax treatments*

In June 2017, the IASB released IFRIC 23 - *Uncertainty over Income Tax Treatments*, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 - *Income Taxes*. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities' examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

IFRIC 23 was adopted effective April 1, 2019 and resulted in no significant adjustment.

Amendment to IAS 19 - *Employee benefits*

In February 2018, the IASB released an amendment to IAS 19 - *Employee Benefits*, which clarifies how to account for plan amendments, curtailments and settlements on defined benefits plans. The amendment requires the use of updated actuarial assumptions to determine current service cost and net interest for the period after a plan amendment, curtailment or settlement.

This amendment to IAS 19 was adopted April 1, 2019 and will apply to any plan amendments, curtailments or settlements occurring subsequent to April 1, 2019.

25 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements NOTE 3 – BUSINESS COMBINATIONS Year ended March 31, 2020 Pelesys Learning Systems Inc. On April 26, 2019, the Company acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million. Pelesys is a global leader in the provision of aviation training solutions and courseware. The acquisition strengthens the Company’s courseware offering and consolidate its cadet-to-captain training delivery across its global network. Prior to this transaction, the Company's 45% ownership interest in Pelesys was accounted for using the equity method. Luftfartsskolen AS On June 26, 2019, the Company acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition strengthens the Company’s leadership and global reach in civil aviation training by growing its flight academy network. The purchase prices of Pelesys and Luftfartsskolen AS are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in Civil Aviation Training Solutions segment. Other On November 12, 2019, the Company invested in a healthcare software company that enables increased efficiency of learning. The investment is in the form of a controlling 50% equity interest, for cash consideration of $0.9 million. During the year ended March 31, 2020, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of all acquisitions realized in fiscal 2020 and those of Avianca’s Training Business, Logitude, the Indian Training Centres and Bombardier’s Business Aircraft Training Business which were acquired during the year ended March 31, 2019. Adjustments to the determination of net identifiable assets acquired and liabilities assumed for acquisitions realized in the year ended March 31, 2019 resulted in an increase of intangible assets of $6.2 million, a decrease of deferred tax assets of $4.7 million and a decrease of other net assets of $1.5 million. During the year ended March 31, 2020, an additional net cash consideration of $1.7 million was paid for acquisitions realized during the year ended March 31, 2019. Year ended March 31, 2019 Alpha-Omega Change Engineering On July 31, 2018, the Company acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE) for cash consideration of $34.4 million, subject to purchase price adjustments related to working capital. AOCE is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service. Avianca's Training Business On January 30, 2019, as part of an exclusive 15-year training outsourcing agreement, the Company acquired the remaining 50% equity interest in Avianca-CAE Flight Training (ACFT), a recently formed training joint venture, and training assets located in Colombia and El Salvador from Avianca Holdings, for cash consideration of $50.1 million. Prior to this transaction, the Company's 50% ownership interest in ACFT was accounted for using the equity method. Logitude On March 7, 2019, the Company acquired the shares of Logitude Oy for total consideration of $8.7 million. Logitude designs and develops software solutions related to flight and cabin crew training management and training records management, including evidence-based training. Bombardier's Business Aircraft Training Business On March 13, 2019, the Company acquired Bombardier’s Business Aircraft Training (BAT) Business for cash consideration of $709.9 million, subject to purchase price adjustments primarily related to working capital. The acquisition provides the Company with a specialized workforce, a portfolio of customers, and business jet full-flight simulators and training devices to add to its training network. Indian Training Centres On March 27, 2019, the Company acquired the remaining 50% equity interest in the CAE Flight Training (India) Private Limited (CFTPL) joint venture and an additional 25% equity interest in the CAE Simulation Training Private Limited (CSTPL) Indian joint venture for cash consideration of $31.5 million. CAE Year-End Financial Results 2020 | 26

Notes to the Consolidated Financial Statements

As a result, the Company acquired control over CFTPL's assets for the training centres located in India, including a portfolio of customers, and now owns a 50% equity interest in CSTPL, a joint venture training centre between CAE and InterGlobe Enterprises located in India.

Prior to this acquisition, the Company's 50% ownership interest in CFTPL was accounted for using the equity method. The gain resulting from the remeasurement to fair value of the previously held interest in CFTPL is included in Other gains - Net in the consolidated income statement.

The determination of the fair value of the net assets acquired and liabilities assumed arising from the acquisitions are as follows:

	Bombardier's BAT Business	Other	Total
Current assets, excluding cash on hand	$ —	$ 45.4	$ 45.4
Current liabilities	(6.1)	(39.8)	(45.9)
Property, plant and equipment	134.6	40.6	175.2
Investment in equity accounted investee	—	21.7	21.7
Intangible assets	695.8	115.7	811.5
Deferred tax	13.1	14.1	27.2
Other non-current assets	9.3	—	9.3
Long-term debt, including current portion	(137.6)	(15.2)	(152.8)
Other non-current liabilities	(2.7)	(49.0)	(51.7)
Fair value of net assets acquired, excluding cash acquired	$ 706.4	$ 133.5	$ 839.9
Cash acquired	—	4.6	4.6
Total purchase consideration	$ 706.4	$ 138.1	$ 844.5
Net short-term receivable (payable)	2.9	(4.1)	(1.2)
Settlement of pre-existing relationship	0.6	0.5	1.1
Fair value of previously held interest in equity accounted investees	—	(12.0)	(12.0)
Total cash consideration	$ 709.9	$ 122.5	$ 832.4

The fair value of the acquired identifiable intangible assets amount to $811.5 million and consists of goodwill of $443.0 million ($334.5 million is deductible for tax purposes), licenses of $169.5 million, customer relationships of $191.4 million and other intangible assets of $7.6 million.

The fair value and the gross contractual amount of the acquired accounts receivable were $23.6 million.

During the year ended March 31, 2019, total acquisition costs incurred relating to these acquisitions were included in Other gains - Net in the consolidated income statement.

The net assets acquired, including intangibles, of AOCE are included in the Defence and Security segment. The goodwill arising from the acquisition is attributable to the enhancement of the Company's core capabilities as a training systems integrator, strengthening of its position on enduring platforms such as fighter aircraft and expanded ability to pursue higher-level security programs in the United States.

The net assets acquired, including intangibles, of Avianca's Training Business, Logitude, Bombardier's BAT Business and the Indian Training Business are included in the Civil Aviation Training Solutions segment. The goodwill arising from these acquisitions is mainly attributable to the expansion of CAE's customer installed base of business jet and commercial flight simulators, market capacity consolidation and expected synergies from combining operations.

During the year ended March 31, 2019, the Company finalized the purchase price allocation of AOCE and the acquisitions realized in the year ended March 31, 2018. As at March 31, 2019, the purchase price allocation for Avianca's Training Business, Logitude, Bombardier's Business Aircraft Training Business and the Indian Training Centres were preliminary at that time.

27 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company's consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment's cost of sales and revenue.

	Civil Aviation Training Solutions		Defence and Security		Healthcare		Total	
	2020	2019	**2020**	2019	**2020**	2019	**2020**	2019
External revenue	**$2,167.5**	$1,875.8	**$1,331.2**	$1,306.7	**$ 124.5**	$ 121.6	**$3,623.2**	$3,304.1
Depreciation and amortization	**232.8**	157.2	**58.2**	46.5	**14.4**	13.5	**305.4**	217.2
Impairment of non-financial assets – net	**1.8**	4.9	**3.2**	—	**37.5**	—	**42.5**	4.9
Write-downs of inventories – net	**1.3**	0.7	**4.9**	0.9	**0.2**	0.1	**6.4**	1.7
Write-downs of accounts receivable – net	**5.4**	4.4	**—**	0.2	**0.1**	—	**5.5**	4.6
Share of after tax profit of equity accounted investees	**18.3**	23.0	**9.2**	10.4	**—**	—	**27.5**	33.4
Segment operating income (loss)	**473.3**	344.3	**104.8**	131.5	**(41.0)**	4.8	**537.1**	480.6

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

	2020	2019
Civil Aviation Training Solutions	**$ 296.3**	$ 260.1
Defence and Security	**74.8**	65.7
Healthcare	**12.9**	12.6
Total capital expenditures	**$ 384.0**	$ 338.4

Addition of assets through the monetization of royalties

During the year ended March 31, 2019, the Company agreed to monetize its future royalty obligations under an Authorized Training Provider agreement with Bombardier and extend this agreement to 2038. In December 2018, the Company concluded the monetization transaction which resulted in a cash outlay of $202.7 million. The monetization represents the discounted sum of expected royalties payable by CAE over the next 20 years. As a result of this transaction, $156.7 million of intangible assets (Note 13) and $46.0 million of property, plant and equipment (Note 12) were recognized in the Civil Aviation Training Solutions segment.

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

CAE Year-End Financial Results 2020 | 28

Notes to the Consolidated Financial Statements Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows: 2020 2019 Assets employed Civil Aviation Training Solutions $ 5,089.5 $ 4,373.0 Defence and Security 1,767.5 1,627.2 Healthcare 253.9 271.6 Assets not included in assets employed 1,372.7 893.7 Total assets $ 8,483.6 $ 7,165.5 Liabilities employed Civil Aviation Training Solutions $ 1,219.9 $ 1,098.3 Defence and Security 613.5 595.2 Healthcare 45.9 48.8 Liabilities not included in liabilities employed 4,026.0 3,013.2 Total liabilities $ 5,905.3 $ 4,755.5 Products and services information The Company's revenue from external customers for its products and services are as follows: 2020 2019 Simulation products $ 1,537.0 $ 1,473.8 Training and services 2,086.2 1,830.3 Total external revenue $ 3,623.2 $ 3,304.1 Geographic information The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets excluding goodwill. Goodwill is attributed to geographical regions based on the Company’s allocation of the related purchase price. The Company has retrospectively revised the geographic information for the comparative period to conform to the current presentation. 2020 2019 External revenue Canada $ 323.2 $ 253.3 United States 1,541.8 1,285.0 United Kingdom 208.8 210.4 Rest of Americas 127.7 76.2 Europe 631.7 682.6 Asia 707.1 699.7 Africa and Oceania 82.9 96.9 $ 3,623.2 $ 3,304.1 2020 2019 Non-current assets other than financial instruments and deferred tax assets Canada $ 1,449.4 $ 1,395.2 United States 1,845.5 1,580.7 United Kingdom 403.4 285.2 Rest of Americas 250.4 269.2 Europe 801.0 692.6 Asia 586.9 533.2 Africa and Oceania 35.1 35.4 $ 5,371.7 $ 4,791.5 29 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements NOTE 5 – OTHER GAINS – NET 2020 2019 Disposal of property, plant and equipment $ 7.0 $ 1.2 Net gain on foreign currency exchange differences 41.6 24.8 Remeasurement of royalty obligations 1.9 7.9 Impairment of goodwill (Note 26) (37.5) — Other (12.0) (11.6) Other gains – net $ 1.0 $ 22.3 Other During the year ended March 31, 2020, reorganizational costs of $9.7 million, which includes write-downs of inventories of $3.8 million and impairment of intangible assets of $3.2 million, were recognized in the Defence and Security segment following changes made in the segment organization and the review of certain product offerings. Additionally, write-downs of assets of $9.4 million, which includes impairment of property, plant and equipment of $1.8 million, and integration costs of Bombardier's BAT Business of $6.1 million were recognized in the Civil Aviation Training Solutions segment. These costs were offset by a remeasurement gain of $13.4 million, due to the decrease in fair value of a contingent consideration liability incurred in connection with a fiscal 2018 business combination. During the year ended March 31, 2019, an impairment of $4.9 million on certain older assets in our network and acquisition and integration costs of Bombardier's BAT Business of $6.8 million were recognized in the Civil Aviation Training Solutions segment. These costs were offset by a gain of $3.7 million generated primarily from the remeasurement to fair value of the previously held interest in CFTPL. NOTE 6 – FINANCE EXPENSE – NET 2020 2019 Finance expense: Long-term debt (other than lease liabilities) $ 105.1 $ 63.1 Lease liabilities 23.3 7.6 Royalty obligations 10.0 11.9 Employee benefits obligations (Note 19) 5.6 5.7 Other 15.5 13.8 Borrowing costs capitalized (3.6) (5.0) Finance expense $ 155.9 $ 97.1 Finance income: Loans and investment in finance leases $ (8.3) $ (8.5) Other (3.2) (7.7) Finance income $ (11.5) $ (16.2) Finance expense – net $ 144.4 $ 80.9 NOTE 7 – INCOME TAXES Income tax expense A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows: 2020 2019 Earnings before income taxes $ 392.7 $ 399.7 Canadian statutory income tax rates 26.64% 26.72% Income taxes at Canadian statutory rates $ 104.6 $ 106.8 Effect of differences in tax rates in other jurisdictions (19.9) (13.4) Unrecognized tax benefits and tax benefits not previously recognized 3.4 (33.0) Non-taxable revenues (6.2) (5.5) Tax impact on after tax profit of equity accounted investees (6.1) (8.0) Other (2.0) 12.7 Income tax expense $ 73.8 $ 59.6 The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates. The decrease is due to a change in the tax rates and the allocation of income in the jurisdictions it operates. CAE Year-End Financial Results 2020 | 30

Notes to the Consolidated Financial Statements

Significant components of the provision for the income tax expense are as follows:

		2020		2019
Current income tax expense :				
Current year	$	**65.1**	$	69.9
Prior years' tax adjustments		**5.8**		12.8
Deferred income tax (recovery) expense:				
Tax benefit not previously recognized used to reduce the deferred tax expense		**(2.8)**		(36.1)
Change in income tax rates		**(1.0)**		(1.3)
Origination and reversal of temporary differences		**6.7**		14.3
Income tax expense	$	**73.8**	$	59.6

Deferred tax assets and liabilities

During the year ended March 31, 2020, movements in temporary differences are as follows:

	Balance beginning of year	Impact of adopting IFRS 16 (Note 2)	Recognized in income	Recognized in OCI	Business combinations	Foreign currency exchange differences	Balance end of year
Non-capital loss carryforwards	$ 35.2	$ —	$ (1.2)	$ —	$ —	$ (0.6)	**$ 33.4**
Unclaimed research & development expenditures	45.1	—	19.3	—	—	—	**64.4**
Capital loss carryforwards	0.7	—	0.7	—	—	—	**1.4**
Investment tax credits	(74.1)	—	4.1	—	—	—	**(70.0)**
Property, plant and equipment and right-of-use of assets	(73.2)	5.8	(11.2)	—	(3.1)	(6.7)	**(88.4)**
Intangible assets	(87.4)	—	(1.9)	—	(2.9)	(0.8)	**(93.0)**
Deferred revenues, contract assets and contract liabilities	2.0	—	(18.9)	—	—	1.0	**(15.9)**
Foreign currency exchange difference	(13.9)	—	(2.1)	13.3	—	0.4	**(2.3)**
Derivative financial assets and liabilities	0.2	—	15.6	9.7	—	—	**25.5**
Defined benefit obligation	55.4	—	0.1	(3.6)	—	1.2	**53.1**
Other	34.0	—	(7.4)	—	(0.6)	(0.3)	**25.7**
Net deferred income tax (liabilities) assets	$ (76.0)	$ 5.8	$ (2.9)	$ 19.4	$ (6.6)	$ (5.8)	**$ (66.1)**

During the year ended March 31, 2019, movements in temporary differences are as follows:

	Balance beginning of year	Recognized in income	Recognized in OCI	Business combinations	Foreign currency exchange differences	Balance end of year
Non-capital loss carryforwards	$ 45.7	$ (9.6)	$ —	$ 0.8	$ (1.7)	$ 35.2
Unclaimed research & development expenditures	37.4	7.7	—	—	—	45.1
Capital loss carryforwards	—	0.7	—	—	—	0.7
Investment tax credits	(64.6)	(9.5)	—	—	—	(74.1)
Property, plant and equipment and right-of-use of assets	(104.6)	16.4	—	18.3	(3.3)	(73.2)
Intangible assets	(87.8)	5.7	—	(6.2)	0.9	(87.4)
Deferred revenues, contract assets and contract liabilities	(8.6)	(2.8)	—	14.3	(0.9)	2.0
Foreign currency exchange difference	(13.9)	(1.3)	1.0	—	0.3	(13.9)
Derivative financial assets and liabilities	(0.3)	(0.7)	1.2	—	—	0.2
Defined benefit obligation	51.6	0.7	(1.1)	0.7	3.5	55.4
Other	21.6	15.8	—	(0.7)	(2.7)	34.0
Net deferred income tax (liabilities) assets	$ (123.5)	$ 23.1	$ 1.1	$ 27.2	$ (3.9)	$ (76.0)

As at March 31, 2020, a deferred income tax liability on taxable temporary differences of $2,544.3 million (2019 – $2,294.4 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

31 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2021 - 2025	$ 18.2	$ 1.2
2026 - 2039	116.0	50.5
No expiry date	41.0	84.5
	$ 175.2	$ 136.2

As at March 31, 2020, the Company has $149.9 million (2019 – $125.4 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 25 years.

NOTE 8 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS

Share capital

Authorized and issued shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2020, the number of common shares issued and fully paid was 265,619,627 (2019 – 265,447,603).

Repurchase and cancellation of common shares

On February 7, 2020, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,321,474 of its common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX's applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the year ended March 31,2020, the Company repurchased and cancelled a total of 1,493,331 common shares under the previous and current NCIB (2019 – 3,671,900), at a weighted average price of $33.22 per common share (2019 – $25.70), for a total consideration of $49.6 million (2019 – $94.4 million). An excess of $45.8 million (2019 – $85.6 million) of the shares' repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums. Subsequent to year end, the Company has temporary suspended its NCIB (see Note 33).

Earnings per share computation

The denominators for the basic and diluted earnings per share computations are as follows:

	2020	2019
Weighted average number of common shares outstanding	**265,951,131**	266,580,019
Effect of dilutive stock options	**1,644,353**	1,394,135
Weighted average number of common shares outstanding for diluted earnings per share calculation	**267,595,484**	267,974,154

As at March 31, 2020, stock options to acquire 1,293,200 common shares (2019 – 1,722,800) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

During the year ended March 31, 2020, the dividends declared were $114.3 million or $0.43 per share (2019 – $103.9 million or $0.39 per share). Subsequent to year end, the Company has temporary suspended its common share dividends (see Note 33).

CAE Year-End Financial Results 2020 | 32

Notes to the Consolidated Financial Statements NOTE 9 – ACCOUNTS RECEIVABLE Details of accounts receivable are as follows: 2020 2019 Current trade receivables $ 215.1 $ 227.3 Past due trade receivables 1-30 days 95.7 55.4 31-60 days 27.8 19.5 61-90 days 34.1 7.6 Greater than 90 days 105.3 79.6 Credit loss allowances (27.5) (22.0) Total trade receivables $ 450.5 $ 367.4 Investment in finance leases (Note 14) 16.8 11.4 Receivables from related parties (Note 32) 45.8 30.9 Other receivables 53.0 86.3 Total accounts receivable $ 566.1 $ 496.0 Changes in credit loss allowances are as follows: 2020 2019 Credit loss allowances, beginning of year $ (22.0) $ (20.9) Additions (7.4) (7.3) Amounts charged off 0.8 5.0 Unused amounts reversed 1.8 0.7 Foreign currency exchange differences (0.7) 0.5 Credit loss allowances, end of year $ (27.5) $ (22.0) NOTE 10 – BALANCE FROM CONTRACTS WITH CUSTOMERS Net contract liabilities are as follows: 2020 2019 Contract assets $ 569.3 $ 523.5 Contract liabilities - current (746.2) (670.2) Contract liabilities - non-current (83.3) (102.5) Net contract liabilities $ (260.2) $ (249.2) During the year ended March 31, 2020, the Company recognized revenue of $532.2 million (2019 - $599.4 million) that was included in the contract liability balance at the beginning of the year. During the year ended March 31, 2020, the Company recognized revenue of $29.8 million (2019 - $22.4 million) related to performance obligations satisfied in previous years. This primarily relates to estimate at completion adjustments that impacted revenue and measures of completion. Remaining performance obligations As at March 31, 2020, the amount of the revenues expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $4,863.5 million. The Company expects to recognize approximately 41% of these remaining performance obligations as revenue by March 31, 2021, an additional 22% by March 31, 2022 and the balance thereafter. NOTE 11 – INVENTORIES 2020 2019 Work in progress $ 405.1 $ 342.4 Raw materials, supplies and manufactured products 211.1 194.6 $ 616.2 $ 537.0 During the year ended March 31, 2020, use of inventory recognized in cost of sales amounted to $500.3 million (2019 – $523.5 million). 33 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements NOTE 12 – PROPERTY, PLANT AND EQUIPMENT Assets Machinery under Assets Buildings and finance under (amounts in millions) and land Simulators equipment Aircraft lease construction Total Net book value as at March 31, 2018 $ 226.7 $ 1,185.9 $ 50.3 $ 55.4 $ 121.2 $ 164.4 $ 1,803.9 Additions 27.3 10.3 16.9 2.5 — 194.8 251.8 Additions – business combinations (Note 3) 0.2 70.4 0.5 0.3 103.4 0.4 175.2 Additions – monetization of royalties (Note 4) — 46.0 — — — — 46.0 Disposals — (1.3) — (0.2) — — (1.5) Depreciation (16.8) (83.1) (17.3) (4.5) (15.9) — (137.6) Impairment — (4.9) — — — — (4.9) Transfers and others 4.4 232.3 1.2 — (6.2) (212.8) 18.9 Foreign currency exchange differences (0.1) (5.3) (0.1) 1.3 3.5 (1.8) (2.5) Net book value as at March 31, 2019 $ 241.7 $ 1,450.3 $ 51.5 $ 54.8 $ 206.0 $ 145.0 $ 2,149.3 Impact of adopting IFRS 16 (Note 2) — — — — (206.0) — (206.0) Net book value as at April 1, 2019 $ 241.7 $ 1,450.3 $ 51.5 $ 54.8 $ — $ 145.0 $ 1,943.3 Additions 31.0 27.3 13.9 11.3 — 207.1 290.6 Additions – business combinations (Note 3) 0.1 — 0.1 0.6 — — 0.8 Disposals (0.1) (0.5) — (0.1) — — (0.7) Depreciation (17.7) (105.0) (17.9) (5.0) — — (145.6) Impairment — (1.8) — — — — (1.8) Transfers and others 2.2 155.0 2.8 4.6 — (151.6) 13.0 Foreign currency exchange differences 5.6 44.0 1.0 3.1 — 0.7 54.4 Net book value as at March 31, 2020 $ 262.8 $ 1,569.3 $ 51.4 $ 69.3 $ — $ 201.2 $ 2,154.0 Assets Machinery under Assets Buildings and finance under (amounts in millions) and land Simulators equipment Aircraft lease construction Total Cost $ 455.4 $ 2,005.0 $ 221.1 $ 67.0 $ 345.7 $ 145.0 $ 3,239.2 Accumulated depreciation and impairment (213.7) (554.7) (169.6) (12.2) (139.7) — (1,089.9) Net book value as at March 31, 2019 $ 241.7 $ 1,450.3 $ 51.5 $ 54.8 $ 206.0 $ 145.0 $ 2,149.3 Impact of adopting IFRS 16 (Note 2) — — — — (206.0) — (206.0) Net book value as at April 1, 2019 $ 241.7 $ 1,450.3 $ 51.5 $ 54.8 $ — $ 145.0 $ 1,943.3 Cost $ 490.0 $ 2,191.1 $ 203.1 $ 82.2 $ — $ 201.2 $ 3,167.6 Accumulated depreciation and impairment (227.2) (621.8) (151.7) (12.9) — — (1,013.6) Net book value as at March 31, 2020 $ 262.8 $ 1,569.3 $ 51.4 $ 69.3 $ — $ 201.2 $ 2,154.0 During the year ended March 31, 2020, depreciation of $142.8 million (2019 – $134.9 million) has been recorded in cost of sales, $0.8 million (2019 – $0.7 million) in research and development expenses and $2.0 million (2019 – $2.0 million) in selling, general and administrative expenses. CAE Year-End Financial Results 2020 | 34

Notes to the Consolidated Financial Statements NOTE 13 – INTANGIBLE ASSETS Capitalized ERP and Other (amounts in millions) Goodwill development Customer other intangible (Note 26) costs relationships Licenses software assets Total Net book value as at March 31, 2018 $ 625.5 $ 173.7 $ 154.5 $ — $ 64.9 $ 37.0 $ 1,055.6 Additions – internal development — 69.4 — — 17.2 — 86.6 Additions – business combinations (Note 3) 443.0 7.6 191.4 169.5 — — 811.5 Additions – monetization of royalties (Note 4) — — — 156.7 — — 156.7 Amortization — (30.5) (22.4) (2.3) (14.3) (5.4) (74.9) Transfers and others — (10.0) — — 2.7 0.5 (6.8) Foreign currency exchange differences (0.8) 0.4 (0.7) 0.5 0.2 (0.4) (0.8) Net book value as at March 31, 2019 $ 1,067.7 $ 210.6 $ 322.8 $ 324.4 $ 70.7 $ 31.7 $ 2,027.9 Additions – internal development — 86.2 — — 12.0 — 98.2 Additions – acquired separately — — — 1.8 — 0.6 2.4 Additions – business combinations (Note 3) 20.1 5.8 13.0 (7.0) — — 31.9 Amortization — (39.6) (34.7) (12.8) (14.1) (4.9) (106.1) Impairment (37.5) (3.2) — — — — (40.7) Transfers and others — (11.1) 2.9 (2.7) 4.1 — (6.8) Foreign currency exchange differences 35.0 0.8 8.0 5.0 0.3 0.6 49.7 Net book value as at March 31, 2020 $ 1,085.3 $ 249.5 $ 312.0 $ 308.7 $ 73.0 $ 28.0 $ 2,056.5 Capitalized ERP and Other development Customer other intangible Goodwill costs relationships Licenses software assets Total Cost $ 1,067.7 $ 375.0 $ 460.9 $ 326.7 $ 208.8 $ 104.1 $ 2,543.2 Accumulated amortization and impairment — (164.4) (138.1) (2.3) (138.1) (72.4) (515.3) Net book value as at March 31, 2019 $ 1,067.7 $ 210.6 $ 322.8 $ 324.4 $ 70.7 $ 31.7 $ 2,027.9 Cost $ 1,122.8 $ 454.2 $ 486.1 $ 326.2 $ 213.3 $ 98.3 $ 2,700.9 Accumulated amortization and impairment (37.5) (204.7) (174.1) (17.5) (140.3) (70.3) (644.4) Net book value as at March 31, 2020 $ 1,085.3 $ 249.5 $ 312.0 $ 308.7 $ 73.0 $ 28.0 $ 2,056.5 During the year ended March 31, 2020, amortization of $65.8 million (2019 – $43.7 million) has been recorded in cost of sales, $38.5 million (2019 – $29.4 million) in research and development expenses and $1.8 million (2019 – $1.8 million) in selling, general and administrative expenses. NOTE 14 – LEASES Leases as lessee Right-of-use assets Machinery Buildings and and land Simulators equipment Aircraft Total Net book value as at March 31, 2019 $ — $ — $ — $ — $ — Impact of adopting IFRS 16 (Note 2) 241.8 183.7 7.3 — 432.8 Net book value as at April 1, 2019 $ 241.8 $ 183.7 $ 7.3 $ — $ 432.8 Additions and remeasurements 30.1 (3.4) 0.6 — 27.3 Additions – business combinations (Note 3) 1.1 — — 0.4 1.5 Depreciation (25.3) (20.1) (3.1) (0.2) (48.7) Transfers and others (1.0) (25.3) 0.2 — (26.1) Foreign currency exchange differences 5.2 3.9 — — 9.1 Net book value as at March 31, 2020 $ 251.9 $ 138.8 $ 5.0 $ 0.2 $ 395.9 During the year ended March 31, 2020, depreciation of $47.0 million has been recorded in cost of sales and $1.7 million in selling, general and administrative expenses. Short-term leases, leases of low-value assets and variable lease payments During the year ended March 31, 2020, expenses of $16.3 million have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities. 35 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Leases as lessor Operating Lease As at March 31, 2020, the net book value of property, plant and equipment leased under operating lease to third parties was $72.8 million (2019 - $91.7 million ). Undiscounted lease payments to be received under operating leases are as follows: 2020 2019 Less than 1 year $ 38.3 $ 36.2 Between 1 and 2 years 35.6 30.6 Between 2 and 3 years 30.4 29.7 Between 3 and 4 years 25.8 25.8 Between 4 and 5 years 25.3 21.4 More than 5 years 65.7 42.8 Total undiscounted lease payments receivable $ 221.1 $ 186.5 Finance Lease Undiscounted lease payments to be received under finance leases are as follows: 2020 2019 Less than 1 year $ 19.5 $ 13.4 Between 1 and 2 years 19.8 13.7 Between 2 and 3 years 27.4 11.4 Between 3 and 4 years 10.3 10.1 Between 4 and 5 years 11.6 13.3 More than 5 years 146.8 113.3 Total undiscounted lease payments receivable $ 235.4 $ 175.2 Unearned finance income (71.4) (66.0) Discounted unguaranteed residual values of leased assets (9.0) (6.3) Total investment in finance leases $ 155.0 $ 102.9 Current portion (Note 9) 16.8 11.4 Non-current portion (Note 15) $ 138.2 $ 91.5 NOTE 15 – OTHER NON-CURRENT ASSETS 2020 2019 Restricted cash $ 12.4 $ 27.3 Prepaid rent to a portfolio investment 23.3 27.3 Advances to a portfolio investment 29.7 29.5 Investment in finance leases (Note 14) 138.2 91.5 Non-current receivables 40.2 40.7 Investment tax credits 231.5 231.9 Other 35.1 31.3 $ 510.4 $ 479.5 NOTE 16 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES 2020 2019 Accounts payable trade $ 539.7 $ 458.9 Accrued liabilities 370.9 400.2 Deferred revenue 15.2 11.6 Amount due to related parties (Note 32) 5.7 2.2 Current portion of royalty obligations 2.9 10.9 $ 934.4 $ 883.8 CAE Year-End Financial Results 2020 | 36

Notes to the Consolidated Financial Statements

NOTE 17 – PROVISIONS

Changes in provisions are as follows:

	Restoration and simulator removal	Restructuring	Legal	Warranties	Other	Total
Provisions, as at March 31, 2019	$ 8.0	$ 11.8	$ 3.4	$ 37.5	$ 4.3	$ 65.0
Impact of adopting IFRS 16 (Note 2)	—	(10.2)	—	—	—	(10.2)
Provisions, as at April 1, 2019	$ 8.0	$ 1.6	$ 3.4	$ 37.5	$ 4.3	$ 54.8
Additions	3.7	—	0.1	10.4	9.3	23.5
Business combinations (Note 3)	—	—	—	—	0.2	0.2
Amount used	(0.1)	(0.3)	(0.1)	(15.4)	(5.3)	(21.2)
Reversal of unused amounts	—	—	—	(0.2)	(0.5)	(0.7)
Foreign currency exchange differences	0.4	0.1	0.2	0.1	0.4	1.2
Provisions, as at March 31, 2020	**$ 12.0**	**$ 1.4**	**$ 3.6**	**$ 32.4**	**$ 8.4**	**$ 57.8**
Current portion	**0.4**	**1.4**	**2.8**	**17.6**	**7.0**	**29.2**
Non-current portion	**$ 11.6**	**$ —**	**$ 0.8**	**$ 14.8**	**$ 1.4**	**$ 28.6**

NOTE 18 – DEBT FACILITIES

Long-term debt, net of transaction costs is as follows:

	Notional amount	Maturity	2020 Current	2020 Non-current	2019 Current	2019 Non-current
Unsecured senior notes						
U.S. dollar, fixed rate - 3.60% to 4.90%	US$975.0	2024-2034	$ —	$ 1,370.4	$ 80.1	$ 1,163.1
Canadian dollar, fixed rate - 4.15%	$30.0	2024-2027	—	30.0	45.0	30.0
Canadian dollar, variable rate			—	—	50.0	—
Term loans						
U.S. dollar, variable rate	US$183.1	2021-2025	79.7	177.1	8.0	259.2
Canadian dollar, variable rate	$46.5	2020-2028	5.6	40.7	5.6	46.3
Other			8.2	7.9	8.4	24.8
Lease liabilities						
U.S. dollar		2020-2041	91.7	214.4	61.4	179.3
Other		2020-2043	21.0	160.7	1.4	17.2
R&D obligations						
Canadian dollar		2021-2039	—	391.5	4.2	344.3
Revolving credit facilities						
U.S. dollar, variable rate		2023	—	423.3	—	—
Canadian dollar, variable rate		2023	—	290.0	—	—
Total long-term debt			$ 206.2	$ 3,106.0	$ 264.1	$ 2,064.2

Unsecured senior notes

In December 2019, the Company issued unsecured senior notes amounting to US$100.0 million maturing in 2034 and bearing interest of 4.90%.

In June and December 2019, the Company repaid unsecured senior notes amounting to US$60.0 million and $95.0 million respectively.

R&D obligations

Represents obligations with the Government of Canada and the Government of Quebec relative to R&D programs whereby the government entities provide funding through loans for a portion of eligible spending related to specified R&D projects, up to a predetermined maximum funding amount. As at March 31, 2020, the remaining undrawn amount available under these programs was $86.3 million (2019 - $149.7 million). In March 2020, as part of the governments economic response to the COVID-19 pandemic, the Company obtained payment deferrals of nine months on amounts due in fiscal 2021.

Revolving credit facilities

In August 2019, the Company renegotiated its revolving credit facilities agreement, increasing the total amount available from US $550.0 million to US $850.0 million. The maturity date of September 2023 and the applicable interest rate of the revolving term credit facilities remained unchanged.

37 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

The facilities bear interest at variable rates, plus a margin that is determined based on the Company's private credit rating. The Company has the ability to draw down amounts in U.S. dollar, Canadian dollar, Euro or British pound. The facilities have standard financial covenants requiring a minimum fixed charge coverage and a maximum debt coverage.

Subsequent to year end, the Company concluded a new two-year $500.0 million unsecured revolving credit facility (see Note 33).

Information on the change in liabilities for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured senior notes	Term loans	Lease liabilities	R&D obligations	Revolving credit facilities	Total
Net book value as at March 31, 2018	$ 684.1	$ 131.1	$ 145.4	$ 300.3	$ —	$ 1,260.9
Changes from financing cash flows						
Proceeds from long-term debt	663.7	255.1	—	36.5	—	955.3
Repayment of long-term debt	—	(70.6)	—	(2.1)	—	(72.7)
Repayment of lease liabilities	—	—	(22.0)	—	—	(22.0)
Total changes from financing cash flows	$ 663.7	$ 184.5	$ (22.0)	$ 34.4	$ —	$ 860.6
Non-cash changes						
Business combinations (Note 3)	—	15.2	137.6	—	—	152.8
Foreign currency exchange differences	20.1	4.2	5.0	—	—	29.3
Interests	—	—	0.8	13.8	—	14.6
Other	0.3	17.3	(7.5)	—	—	10.1
Total non-cash changes	$ 20.4	$ 36.7	$ 135.9	$ 13.8	$ —	$ 206.8
Net book value as at March 31, 2019	$ 1,368.2	$ 352.3	$ 259.3	$ 348.5	$ —	$ 2,328.3
Impact of adopting IFRS 16 (Note 2)	—	—	265.8	—		265.8
Net book value as at April 1, 2019	$ 1,368.2	$ 352.3	$ 525.1	$ 348.5	$ —	$ 2,594.1
Changes from financing cash flows						
Net proceeds from borrowing under revolving credit facilities	—	—	—	—	708.2	708.2
Proceeds from long-term debt	131.7	5.5	—	30.4	—	167.6
Repayment of long-term debt	(175.4)	(53.4)	—	(4.2)	—	(233.0)
Repayment of lease liabilities	—	—	(79.8)	—	—	(79.8)
Total changes from financing cash flows	$ (43.7)	$ (47.9)	$ (79.8)	$ 26.2	708.2	$ 563.0
Non-cash changes						
Business combinations (Note 3)	—	—	1.6	—	—	1.6
Foreign currency exchange differences	75.2	14.7	13.8	—	5.1	108.8
Additions and remeasurement of lease liabilities	—	—	27.3	—	—	27.3
Interests	—	—	—	16.8	—	16.8
Other	0.7	0.1	(0.2)	—	—	0.6
Total non-cash changes	$ 75.9	$ 14.8	$ 42.5	$ 16.8	$ 5.1	$ 155.1
Net book value as at March 31, 2020	**$ 1,400.4**	**$ 319.2**	**$ 487.8**	**$ 391.5**	**$ 713.3**	**$ 3,312.2**

As at March 31, 2020, the Company is in compliance with all of its financial covenants.

NOTE 19 – EMPLOYEE BENEFITS OBLIGATIONS

Defined benefit pension plans

The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains funded pension plans for employees in the Netherlands and United Kingdom that provide benefits based on similar provisions.

The Company's annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans' financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2020, the Company has issued letters of credit totalling $60.6 million (2019 – $58.9 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

CAE Year-End Financial Results 2020 | 38

Notes to the Consolidated Financial Statements

The employee benefits obligations are as follows:

		2020		2019
Funded defined benefit pension obligations	$	**649.2**	$	664.4
Fair value of plan assets		**530.1**		543.7
Funded defined benefit pension obligations – net	$	**119.1**	$	120.7
Unfunded defined benefit pension obligations		**93.7**		91.9
Employee benefits obligations	$	**212.8**	$	212.6

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

						2020						2019
		Canadian		**Foreign**		**Total**		Canadian		Foreign		Total
Pension obligations, beginning of year	$	**597.2**	$	**67.2**	$	**664.4**	$	546.8	$	65.2	$	612.0
Current service cost		**30.4**		**2.1**		**32.5**		27.2		1.8		29.0
Interest cost		**18.0**		**1.1**		**19.1**		17.4		1.2		18.6
Past service cost		**—**		**—**		**—**		1.7		—		1.7
Actuarial loss (gain) arising from:												
Experience adjustments		**9.2**		**0.4**		**9.6**		1.4		0.1		1.5
Economic assumptions		**(64.3)**		**0.5**		**(63.8)**		13.3		4.1		17.4
Demographic assumptions		**—**		**(0.4)**		**(0.4)**		—		(0.8)		(0.8)
Employee contributions		**7.2**		**0.6**		**7.8**		6.9		0.5		7.4
Pension benefits paid		**(20.8)**		**(1.5)**		**(22.3)**		(17.5)		(1.3)		(18.8)
Foreign currency exchange differences		**—**		**2.3**		**2.3**		—		(3.6)		(3.6)
Pension obligations, end of year	$	**576.9**	$	**72.3**	$	**649.2**	$	597.2	$	67.2	$	664.4
Fair value of plan assets, beginning of year	$	**485.3**	$	**58.4**	$	**543.7**	$	440.9	$	56.3	$	497.2
Interest income		**14.9**		**0.9**		**15.8**		14.3		1.0		15.3
Return on plan assets, excluding amounts included in interest income		**(40.0)**		**(0.2)**		**(40.2)**		21.3		2.9		24.2
Employer contributions		**22.1**		**2.3**		**24.4**		20.3		2.1		22.4
Employee contributions		**7.2**		**0.6**		**7.8**		6.9		0.5		7.4
Pension benefits paid		**(20.8)**		**(1.5)**		**(22.3)**		(17.5)		(1.3)		(18.8)
Administrative costs		**(0.9)**		**(0.2)**		**(1.1)**		(0.9)		(0.1)		(1.0)
Foreign currency exchange differences		**—**		**2.0**		**2.0**		—		(3.0)		(3.0)
Fair value of plan assets, end of year	$	**467.8**	$	**62.3**	$	**530.1**	$	485.3	$	58.4	$	543.7

Changes in unfunded defined benefit pension obligations are as follows:

						2020						2019
		Canadian		**Foreign**		**Total**		Canadian		Foreign		Total
Pension obligations, beginning of year	$	**77.2**	$	**14.7**	$	**91.9**	$	72.2	$	13.6	$	85.8
Current service cost		**3.3**		**0.6**		**3.9**		3.4		0.1		3.5
Interest cost		**2.1**		**0.2**		**2.3**		2.2		0.2		2.4
Past service cost		**—**		**(0.1)**		**(0.1)**		(1.7)		1.7		—
Actuarial loss (gain) arising from:												
Experience adjustments		**7.7**		**(0.6)**		**7.1**		—		0.1		0.1
Economic assumptions		**(7.2)**		**1.1**		**(6.1)**		1.2		0.5		1.7
Demographic assumptions		**—**		**—**		**—**		—		0.1		0.1
Pension benefits paid		**(2.8)**		**(0.7)**		**(3.5)**		(2.8)		(0.9)		(3.7)
Business combinations (Note 3)		**(2.3)**		**—**		**(2.3)**		2.7		—		2.7
Foreign currency exchange differences		**—**		**0.5**		**0.5**		—		(0.7)		(0.7)
Pension obligations, end of year	$	**78.0**	$	**15.7**	$	**93.7**	$	77.2	$	14.7	$	91.9

39 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Net pension cost is as follows: 2020 2019 Canadian Foreign Total Canadian Foreign Total Funded plans Current service cost $ 30.4 $ 2.1 $ 32.5 $ 27.2 $ 1.8 $ 29.0 Interest cost 18.0 1.1 19.1 17.4 1.2 18.6 Interest income (14.9) (0.9) (15.8) (14.3) (1.0) (15.3) Past service cost — — — 1.7 — 1.7 Administrative cost 0.9 0.2 1.1 0.9 0.1 1.0 Net pension cost of funded plans $ 34.4 $ 2.5 $ 36.9 $ 32.9 $ 2.1 $ 35.0 Unfunded plans Current service cost $ 3.3 $ 0.6 $ 3.9 $ 3.4 $ 0.1 $ 3.5 Interest cost 2.1 0.2 2.3 2.2 0.2 2.4 Past service cost — (0.1) (0.1) (1.7) 1.7 — Net pension cost of unfunded plans $ 5.4 $ 0.7 $ 6.1 $ 3.9 $ 2.0 $ 5.9 Total net pension cost $ 39.8 $ 3.2 $ 43.0 $ 36.8 $ 4.1 $ 40.9 During the year ended March 31, 2020, pension costs of $15.8 million (2019 – $15.4 million) have been charged in cost of sales, $4.3 million (2019 – $5.5 million) in research and development expenses, $14.3 million (2019 – $11.8 million) in selling, general and administrative expenses, $5.6 million (2019 – $5.7 million) in finance expense and $3.0 million (2019 – $2.5 million) were capitalized. Fair value of the plan assets, by major categories, are as follows: (amounts in millions) 2020 2019 Quoted Unquoted Total Quoted Unquoted Total Canadian plans Equity funds Canadian $ — $ 55.2 $ 55.2 $ — $ 58.1 $ 58.1 Foreign — 165.7 165.7 — 210.5 210.5 Bond funds Government — 92.2 92.2 — 109.7 109.7 Corporate — 85.2 85.2 — 68.8 68.8 Cash and cash equivalents — 4.3 4.3 — 9.7 9.7 Other — 65.2 65.2 — 28.5 28.5 Total Canadian plans $ — $ 467.8 $ 467.8 $ — $ 485.3 $ 485.3 Foreign plans Insured annuities $ — $ 55.9 $ 55.9 $ — $ 52.2 $ 52.2 Equity instruments 2.4 — 2.4 2.5 — 2.5 Debt instruments Corporate 3.5 — 3.5 3.3 — 3.3 Other — 0.5 0.5 — 0.4 0.4 Total Foreign plans $ 5.9 $ 56.4 $ 62.3 $ 5.8 $ 52.6 $ 58.4 Total plans $ 5.9 $ 524.2 $ 530.1 $ 5.8 $ 537.9 $ 543.7 As at March 31, 2020 and March 31, 2019, there were no common shares of the Company in the pension plan assets. Significant assumptions (weighted average) used are as follows: Canadian Foreign 2020 2019 2020 2019 Pension obligations as at March 31: Discount rate 3.96% 3.33% 1.46% 1.64% Compensation rate increases 3.66% 3.65% 2.92% 2.92% Net pension cost for years ended March 31: Discount rate 3.33% 3.48% 1.64% 1.88% Compensation rate increases 3.66% 3.65% 2.92% 2.86% CAE Year-End Financial Results 2020 | 40

Notes to the Consolidated Financial Statements

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2020		Life expectancy over 65 for a member			
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	**23.5**	**22.0**	**25.6**	**24.3**
Netherlands	AG2018	**23.9**	**21.8**	**25.9**	**23.7**
Germany	Heubeck RT2018G	**23.0**	**20.2**	**25.9**	**23.7**
United Kingdom	S2PxA CMI 2018	**23.1**	**22.0**	**25.1**	**22.0**
United States	CPM private tables	**24.7**	**23.3**	**26.2**	**24.9**

As at March 31, 2019		Life expectancy over 65 for a member			
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.4	21.9	25.5	24.2
Netherlands	AG2018	23.8	21.7	25.8	23.6
Germany	Heubeck RT2018G	22.8	20.0	25.8	23.6
United Kingdom	S2PxA CMI 2018	23.5	22.4	25.5	24.2
United States	CPM private tables	23.4	21.9	25.8	24.4

As at March 31, 2020, the weighted average duration of the defined benefit obligation is 18 years.

The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2020 are as follows:

	Funded plans		Unfunded plans		
	Canadian	Foreign	Canadian	Foreign	Total
Discount rate:					
Increase	**$ (24.4)**	**$ (3.6)**	**$ (2.5)**	**$ (0.5)**	**$ (31.0)**
Decrease	**26.1**	**3.9**	**2.7**	**0.5**	**33.2**
Compensation rate:					
Increase	**6.7**	**0.3**	**0.3**	**—**	**7.3**
Decrease	**(6.4)**	**(0.3)**	**(0.3)**	**—**	**(7.0)**

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans' bond holdings. The plans' obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans' liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$ 21.7	$ 3.1	$ 24.8
Expected benefits paid in unfunded plans	3.3	0.6	3.9

NOTE 20 – OTHER NON-CURRENT LIABILITIES

	2020	2019
Deferred revenue and contract liabilities	**$ 104.7**	$ 134.1
Share-based payments liabilities (Note 23)	**35.1**	75.4
Contingent consideration arising on business combinations	**—**	11.9
Interest payable	**21.1**	15.1
Other	**30.2**	30.5
	$ 191.1	$ 267.0

41 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

NOTE 21 – SUPPLEMENTARY CASH FLOWS INFORMATION

Changes in non-cash working capital are as follows:

		2020		2019
Cash (used in) provided by non cash working capital :				
Accounts receivable	$	(39.9)	$	(1.3)
Contract assets		(29.9)		(72.1)
Inventories		(87.5)		(22.2)
Prepayments		(0.9)		(5.7)
Income taxes		8.2		6.5
Accounts payable and accrued liabilities		53.5		154.5
Provisions		(6.5)		(8.7)
Contract liabilities		50.8		(15.8)
	$	(52.2)	$	35.2

Supplemental information:

		2020		2019
Interest paid	$	108.7	$	55.2
Interest received		11.4		14.9
Income taxes paid		34.2		34.0

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency exchange differences on translation of foreign operations		Net changes in cash flow hedges		Net changes in financial assets carried at FVOCI		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Balances, beginning of year	$ 208.9	$ 266.6	$ (10.5)	$ (6.9)	$ 0.6	$ 0.6	$ 199.0	$ 260.3
Other comprehensive income (loss)	17.0	(57.7)	(22.8)	(3.6)	—	—	(5.8)	(61.3)
Balances, end of year	$ 225.9	$ 208.9	$ (33.3)	$ (10.5)	$ 0.6	$ 0.6	$ 193.2	$ 199.0

NOTE 23 – SHARE-BASED PAYMENTS

The Company's share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan.

The expense and the carrying amount of liability arising from share-based arrangements are as follows:

		Share-based payments expense				Carrying amount of share-based payments liabilities		
		2020		2019		2020		2019
Equity-settled plan								
Stock option plan	$	5.8	$	6.4		n.a.		n.a.
Cash-settled plans								
Stock purchase plan		10.3		8.5	$	—	$	—
Deferred share unit (DSU) plans		(2.4)		6.3		(8.4)		(15.5)
Restricted share unit (RSU) plans		(10.9)		13.0		(24.7)		(43.2)
Performance share unit (PSU) plan		(2.9)		26.5		(16.2)		(47.0)
	$	(0.1)	$	60.7	$	(49.3)	$	(105.7)

During the year ended March 31, 2020, share-based payments expense of $1.2 million (2019 – $0.8 million) was capitalized.

The Company holds equity swap agreements in order to mitigate the compensation expense related to the DSU plans, RSU plans and PSU plan (see Note 30). During the year ended March 31, 2020, an expense of $44.0 million was recognized in income (2019 – recovery of $13.2 million).

CAE Year-End Financial Results 2020 | 42

Notes to the Consolidated Financial Statements

Stock option plan

Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date. As at March 31, 2020, a total of 11,892,268 common shares (2019 – 13,446,114) remained authorized for issuance under the stock option plan.

Changes in outstanding stock options are as follows:

		2020		2019
	Number of stock options	**Weighted average exercise price**	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	**6,504,125**	**$ 20.41**	6,155,525	$ 17.31
Granted	**1,320,700**	**34.50**	1,733,100	27.15
Exercised	**(1,553,846)**	**17.06**	(1,231,600)	14.78
Forfeited	**(196,825)**	**24.17**	(82,525)	17.41
Expired	**(23,300)**	**10.06**	(70,375)	18.20
Stock options outstanding, end of year	**6,050,854**	**$ 24.25**	6,504,125	$ 20.41
Stock options exercisable, end of year	**2,187,379**	**$ 19.05**	2,082,325	$ 16.36

During the year ended March 31, 2020, the weighted average market share price for stock options exercised was $34.77 (2019 – $27.11).

As at March 31, 2020, summarized information about the stock options issued and outstanding is as follows:

			Options Outstanding		Options Exercisable
Range of exercise prices	Number of stock options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
$11.02 to $15.14	570,125	1.73	$ 14.56	570,125	$ 14.56
$15.34 to $22.26	2,654,704	3.77	19.68	1,308,279	19.09
$27.14 to $40.53	2,826,025	5.66	30.51	308,975	27.14
Total	6,050,854	4.46	$ 24.25	2,187,379	$ 19.05

During the year ended March 31, 2020, the weighted average fair value of stock options granted was $4.98 (2019 – $4.23).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2020	2019
Common share price	**$ 33.94**	$ 27.42
Exercise price	**$ 34.50**	$ 27.15
Dividend yield	**1.18%**	1.31%
Expected volatility	**19.70%**	18.34%
Risk-free interest rate	**1.48%**	2.07%
Expected stock option life	**4 years**	4 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.

Stock purchase plan

Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee's base salary. The employee and Company's contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Deferred share unit (DSU) plans

Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non-employee director.

43 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives. DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of to the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date. DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director. Changes in outstanding DSUs are as follows: 2020 2019 DSUs outstanding, beginning of year 523,470 675,097 Granted 79,196 92,211 Redeemed (140,251) (253,176) Dividends paid in DSUs 7,420 9,338 DSUs vested and outstanding, end of year 469,835 523,470 Restricted share unit (RSU) plans Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date. Changes in outstanding RSUs are as follows: 2020 2019 RSUs outstanding, beginning of year 1,570,063 1,688,664 Granted 149,477 148,670 Cancelled (16,207) (11,010) Redeemed (228,928) (268,836) Dividends paid in RSUs 16,198 12,575 RSUs outstanding, end of year 1,490,603 1,570,063 RSUs vested, end of year 1,391,195 1,462,052 As at March 31, 2020, vested and outstanding RSUs includes 1,044,359 RSUs granted under the previous plan (2019 – 1,067,648), which are paid upon any termination of employment of the holder. Under the previous plan, holders are also entitled to dividend equivalents payable in additional RSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date. Performance share unit (PSU) plan Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date. Changes in outstanding PSUs are as follows: 2020 2019 PSUs outstanding, beginning of year 1,141,200 1,230,717 Granted 730,352 756,386 Cancelled (41,991) (25,491) Redeemed (852,688) (820,412) PSUs outstanding, end of year 976,873 1,141,200 PSUs vested, end of year 758,209 876,095 CAE Year-End Financial Results 2020 | 44

Notes to the Consolidated Financial Statements

NOTE 24 – EMPLOYEE COMPENSATION

Total employee compensation expense recognized in income is as follows:

		2020		2019
Salaries and other short-term employee benefits	**$**	**1,218.6**	$	1,071.2
Share-based payments expense, net of equity swap (Note 23)		**42.7**		46.7
Post-employment benefits – defined benefit plans (Note 19)		**40.0**		38.4
Post-employment benefits – defined contribution plans		**19.2**		17.2
Termination benefits		**4.4**		4.3
Total employee compensation	**$**	**1,324.9**	$	1,177.8

NOTE 25 – GOVERNMENT PARTICIPATION

Government contributions were recognized as follows:

		2020		2019
Credited to property, plant and equipment and intangible assets	**$**	**15.6**	$	16.8
Credited to income		**18.0**		28.4
Total government contributions	**$**	**33.6**	$	45.2

NOTE 26 – IMPAIRMENT OF NON-FINANCIAL ASSETS

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

		Civil Aviation Training Solutions		Defence and Security		Healthcare		Total
Net book value as at March 31, 2018	$	266.8	$	217.5	$	141.2	$	625.5
Business combinations (Note 3)		375.1		67.9		—		443.0
Foreign currency exchange differences		(11.3)		5.4		5.1		(0.8)
Net book value as at March 31, 2019	$	630.6	$	290.8	$	146.3	$	1,067.7
Business combinations (Note 3)		19.2		—		0.9		20.1
Impairment		—		—		(37.5)		(37.5)
Foreign currency exchange differences		17.5		9.9		7.6		35.0
Net book value as at March 31, 2020	**$**	**667.3**	**$**	**300.7**	**$**	**117.3**	**$**	**1,085.3**

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company's operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2020. The Company determined the recoverable amount of the Civil Aviation Training Solutions, Defense and Security and Healthcare CGUs based on value in use calculations. The value in use of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by management. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. The discount rates used to calculate the recoverable amounts reflect each CGUs' specific risks and market conditions and range from 7.0% to 15.0%.

Based on the results of its impairment test of the Healthcare CGU, the Company recorded an impairment charge of $37.5 million relating to goodwill acquired in previous business acquisitions. The impairment charge is based on the general economic conditions at the time of the test, which negatively affected the discount rate used and the Healthcare CGU's cash flow projections. The determination of the recoverable amount of the Healthcare CGU excluded the cash flows expected from the contract with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators, which was concluded subsequent to year end (see Note 33). Variations in the Company assumptions and estimates, particularly in the expected growth rates embedded in its cash flow projections and the discount rate could have a significant impact on fair value. An increase of 1% in the discount rate would have resulted in an additional impairment charge of approximately $17.0 million. A decrease of 1% in the growth rate would have resulted in an additional impairment charge of approximately $10.0 million.

No impairment charge was identified for the CGUs included in the Civil Aviation Training Solutions and Defense and Security segments.

45 | CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements NOTE 27 – CONTINGENCIES AND COMMITMENTS Contingencies In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position. The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings. During the year ended March 31, 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position. Commitments Contractual purchase commitments that are not recognized as liabilities are as follows: 2020 2019 Less than 1 year $ 204.7 $ 240.2 Between 1 and 5 years 35.1 51.5 Total contractual purchase commitments $ 239.8 $ 291.7 NOTE 28 – FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities. The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments: (i) The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities; (ii) The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date; (iii) The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates; (iv) The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities; (v) The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities. Upon adoption of IFRS 16 on April 1, 2019, fair value disclosures are no longer required for lease liabilities; (vi) The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value hierarchy The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities); Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. CAE Year-End Financial Results 2020 | 46

Notes to the Consolidated Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows:

	Level	2020 Carrying Value Total	2020 Fair value Total	2019 Carrying Value Total	2019 Fair value Total
Financial assets (liabilities) measured at FVTPL					
Cash and cash equivalents	Level 1	$ 946.5	$ 946.5	$ 446.1	$ 446.1
Restricted cash	Level 1	12.4	12.4	27.3	27.3
Embedded foreign currency derivatives	Level 2	—	—	0.1	0.1
Equity swap agreements	Level 2	(55.5)	(55.5)	10.4	10.4
Forward foreign currency contracts	Level 2	(7.2)	(7.2)	(2.5)	(2.5)
Contingent consideration arising on business combinations	Level 3	—	—	(11.9)	(11.9)
Derivatives assets (liabilities) designated in a hedge relationship					
Foreign currency swap agreements	Level 2	(0.3)	(0.3)	11.1	11.1
Forward foreign currency contracts	Level 2	(31.6)	(31.6)	(6.5)	(6.5)
Financial assets (liabilities) measured at amortized cost					
Accounts receivable[(1)]	Level 2	514.5	514.5	440.3	440.3
Investment in finance leases	Level 2	155.0	183.2	102.9	114.5
Advances to a portfolio investment	Level 2	29.7	29.7	29.5	29.5
Other assets[(2)]	Level 2	22.1	20.5	25.7	25.7
Accounts payable and accrued liabilities[(3)]	Level 2	(709.1)	(709.1)	(770.8)	(770.8)
Total long-term debt[(4)]	Level 2	(2,830.6)	(2,960.4)	(2,335.4)	(2,470.7)
Other non-current liabilities[(5)]	Level 2	(182.0)	(167.9)	(164.0)	(184.6)
Financial assets measured at FVOCI					
Equity investments	Level 3	3.3	3.3	3.3	3.3
		$ (2,132.8)	$ (2,221.9)	$ (2,194.4)	$ (2,338.7)

(1) Includes trade receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(4) The carrying value excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

Changes in level 3 financial instruments are as follows:

Balance as at March 31, 2019	$ (8.6)
Total realized and unrealized gains included in income	11.9
Balance as at March 31, 2020	**$ 3.3**

NOTE 29 – CAPITAL RISK MANAGEMENT

The Company's objectives when managing capital are threefold:
(i) Optimize the Company's cost of capital;
(ii) Maintain the Company's financial strength and credit quality;
(iii) Provide the Company's shareholders with an appropriate rate of return on their investment.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

47 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

		2020		2019
Total long-term debt (Note 18)	$	3,312.2	$	2,328.3
Less: cash and cash equivalents		(946.5)		(446.1)
Net debt	$	2,365.7	$	1,882.2
Equity		2,578.3		2,410.0
Total net debt plus equity	$	4,944.0	$	4,292.2
Net debt: equity		48:52		44:56

The Company has certain debt agreements which require the maintenance of a certain level of capital.

NOTE 30 – FINANCIAL RISK MANAGEMENT

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company's exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as the Company's exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company's normal commercial activities are managed with regards to customer credit risk.

The Company's customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non-refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company's trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, the Company's credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed *International Swaps & Derivatives Association, Inc. (ISDA)* Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 9 and Note 28 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company's consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to revolving credit facilities of US$850.0 million (2019 – US$550.0 million). As well, the Company has agreements to sell interests in certain of its accounts receivable for an amount of up to US$300.0 million (2019 – US $300.0 million) (receivable purchase program). As at March 31, 2020, the Canadian dollar equivalent of $333.1 million (2019 – $266.2 million) of specific accounts receivable were sold to a financial institution pursuant to these agreements. Proceeds were net of $4.2 million in fees (2019 – $4.4 million). Subsequent to the year end, the Company concluded an agreement to increase the limit of its receivable purchase program from US$300.0 million to US$400.0 million (see Note 33). The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

CAE Year-End Financial Results 2020 | 48

Notes to the Consolidated Financial Statements

The following tables present a maturity analysis based on contractual maturity date, of the Company's financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

As at March 31, 2020	**Carrying amount**	**Contractual cash flows**	**Less than 1 year**	**Between 1 and 2 years**	**Between 2 and 3 years**	**Between 3 and 4 years**	**Between 4 and 5 years**	**More than 5 years**
Non-derivative financial liabilities								
Accounts payable and accrued liabilities [(1)]	**$ 709.1**	**$ 709.1**	**$ 709.1**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Total long-term debt [(2)]	**3,305.2**	**4,319.8**	**296.5**	**555.1**	**564.8**	**383.4**	**340.1**	**2,179.9**
Other non-current liabilities [(3)]	**182.0**	**397.8**	**0.7**	**49.8**	**31.2**	**32.1**	**32.4**	**251.6**
	$ 4,196.3	**$ 5,426.7**	**$ 1,006.3**	**$ 604.9**	**$ 596.0**	**$ 415.5**	**$ 372.5**	**$ 2,431.5**
Net derivative financial liabilities								
Forward foreign currency contracts [(4)]	**$ 38.8**							
Outflow		**$ 1,862.5**	**$ 1,636.1**	**$ 171.0**	**$ 42.4**	**$ 9.2**	**$ 3.8**	**$ —**
Inflow		**(1,822.8)**	**(1,606.6)**	**(164.8)**	**(39.4)**	**(8.5)**	**(3.5)**	**—**
Swap derivatives on total long-term debt	**0.3**	**(6.3)**	**7.8**	**(4.0)**	**(3.9)**	**(3.0)**	**(2.2)**	**(1.0)**
Equity swap agreement	**55.5**	**55.5**	**55.5**	**—**	**—**	**—**	**—**	**—**
	$ 94.6	**$ 88.9**	**$ 92.8**	**$ 2.2**	**$ (0.9)**	**$ (2.3)**	**$ (1.9)**	**$ (1.0)**
	$ 4,290.9	**$ 5,515.6**	**$ 1,099.1**	**$ 607.1**	**$ 595.1**	**$ 413.2**	**$ 370.6**	**$ 2,430.5**

As at March 31, 2019	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Non-derivative financial liabilities								
Accounts payable and accrued liabilities [(1)]	$ 770.8	$ 770.8	$ 770.8	$ —	$ —	$ —	$ —	$ —
Total long-term debt [(2)]	2,335.4	3,393.0	359.8	251.7	200.3	239.4	228.6	2,113.2
Other non-current liabilities [(3)]	175.9	413.0	0.3	19.3	44.2	31.6	32.6	285.0
	$ 3,282.1	$ 4,576.8	$ 1,130.9	$ 271.0	$ 244.5	$ 271.0	$ 261.2	$ 2,398.2
Net derivative financial liabilities (assets)								
Forward foreign currency contracts [(4)]	$ 9.0							
Outflow		$ 1,708.0	$ 1,448.0	$ 186.4	$ 55.0	$ 16.3	$ 1.0	$ 1.3
Inflow		(1,699.0)	(1,437.1)	(189.4)	(54.7)	(15.5)	(1.0)	(1.3)
Swap derivatives on total long-term debt	(11.1)	(12.7)	(2.1)	(2.0)	(2.0)	(2.0)	(1.9)	(2.7)
Embedded foreign currency derivatives	(0.1)	(0.1)	(0.1)	—	—	—	—	—
Equity swap agreement	(10.4)	(10.4)	(10.4)	—	—	—	—	—
	$ (12.6)	$ (14.2)	$ (1.7)	$ (5.0)	$ (1.7)	$ (1.2)	$ (1.9)	$ (2.7)
	$ 3,269.5	$ 4,562.6	$ 1,129.2	$ 266.0	$ 242.8	$ 269.8	$ 259.3	$ 2,395.5

(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in CDN equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts

Market risk

Market risk is defined as the Company's exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company's results and financial position. The Company's policy is not to utilize any derivative financial instruments for trading or speculative purposes.

49 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

Foreign currency risk

Foreign currency risk is defined as the Company's exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), Euro (€ or EUR) and British pound (GBP or £). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company's exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

The forward foreign currency contracts outstanding are as follows:

			2020			2019
Currencies (sold/bought)		**Notional [(1)] Amount**	**Average Rate**		Notional [(1)] Amount	Average Rate
USD/CDN						
Less than 1 year	**$**	**833.7**	**0.74**	$	717.4	0.77
Between 1 and 3 years		**176.4**	**0.76**		167.3	0.77
Between 3 and 5 years		**13.0**	**0.77**		17.4	0.79
More than 5 years		**—**	**—**		1.3	—
EUR/CDN						
Less than 1 year		**180.5**	**0.64**		166.2	0.65
Between 1 and 3 years		**12.3**	**0.60**		71.3	0.61
GBP/CDN						
Less than 1 year		**71.5**	**0.59**		49.8	0.58
Between 1 and 3 years		**0.2**	**0.60**		1.8	0.55
CDN/USD						
Less than 1 year		**289.7**	**1.36**		282.9	1.33
Between 1 and 3 years		**23.7**	**1.32**		—	—
Other currencies						
Less than 1 year		**247.5**	**n.a.**		231.6	n.a.
Between 1 and 3 years		**0.8**	**n.a.**		1.0	n.a.
Between 3 and 5 years		**13.2**	**n.a.**		—	n.a.
Total	**$**	**1,862.5**		$	1,708.0	

(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

During the year ended March 31, 2013, the Company entered into interest-only cross currency swap agreements related to its multi-tranche private placement debt issued in December 2012, to effectively fix the USD-denominated interest cash flows in CDN equivalent. The Company designated two USD to CDN interest-only currency swap agreements as cash flow hedges with outstanding notional amounts of US$127.0 million ($130.5 million) (2019 – US$127.0 million ($130.5 million)) and US$98.0 million ($100.7 million) (2019 – US $98.0 million ($100.7 million)) corresponding to the two tranches of the private placement until December 2024 and December 2027 respectively.

The Company's foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

The following table presents the Company's exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

	USD		€		GBP	
	Net income	OCI	Net income	OCI	Net income	OCI
2020	**$ 4.8**	**$ (19.6)**	**$ (0.5)**	**$ (3.1)**	**$ 0.2**	**$ (0.4)**
2019	3.0	(17.2)	(0.4)	(4.0)	1.2	(0.2)

A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

CAE Year-End Financial Results 2020 | 50

Notes to the Consolidated Financial Statements

Interest rate risk

Interest rate risk is defined as the Company's exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facilities and other-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2020, 74% (2019 – 83%) of the long-term debt bears fixed interest rates.

The Company's interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

During the year ended March 31, 2020, a 1% increase in interest rates would decrease the Company's net income by $5.7 million (2019 – $4.1 million) and would have no impact on the Company's OCI (2019 – nil) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

Hedge of share-based payments expense

The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its income exposure to fluctuations in its share price relating to the deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution's cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in the Company's share price impacting the cost of the DSU, RSU and PSU plans. As at March 31, 2020, the equity swap agreements covered 2,800,000 common shares (2019 – 2,250,000) of the Company.

Hedge of net investments in foreign operations

As at March 31, 2020, the Company has designated a portion of its unsecured senior notes and term loans totalling US$862.8 million (2019 – US$822.8 million) and a portion of its lease liabilities totaling US$48.1 million (2019 – US$64.0 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Letters of credit and guarantees

As at March 31, 2020, the Company had outstanding letters of credit and performance guarantees in the amount of $189.6 million (2019 – $205.0 million) issued in the normal course of business. These guarantees are issued under the revolving credit facilities and the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company's customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer's requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2020	2019
Advance payments	**$ 36.0**	$ 44.7
Contract performance	**44.0**	42.3
Lease obligations	**37.1**	39.9
Financial obligations	**63.0**	76.9
Other	**9.5**	1.2
	$ 189.6	$ 205.0

Indemnifications

In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited.

The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's consolidated financial position, net income or cash flows.

51 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

NOTE 31 – RELATED PARTY RELATIONSHIPS

The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company's financial statements:

Name	Country of incorporation	**% equity interest 2020**	% equity interest 2019
AACE Vietnam Limited Liability Company	Vietnam	**100.0%**	100.0%
CAE Academia de Aviacion (Espana) S.L.	Spain	**100.0%**	100.0%
CAE (UK) plc	United Kingdom	**100.0%**	100.0%
CAE (US) Inc.	United States	**100.0%**	100.0%
CAE Aircrew Training Services plc	United Kingdom	**76.5%**	76.5%
CAE Australia Pty Ltd.	Australia	**100.0%**	100.0%
CAE Aviation Services Pte Ltd.	Singapore	**100.0%**	100.0%
CAE Aviation Training B.V.	Netherlands	**100.0%**	100.0%
CAE Aviation Training Peru S.A.	Peru	**100.0%**	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	**60.0%**	60.0%
CAE Center Amsterdam B.V.	Netherlands	**100.0%**	100.0%
CAE Center Brussels N.V.	Belgium	**100.0%**	100.0%
CAE Centre Copenhagen A/S	Denmark	**100.0%**	100.0%
CAE Centre Hong Kong Limited	Hong Kong	**100.0%**	100.0%
CAE Centre Oslo AS	Norway	**100.0%**	100.0%
CAE Centre Stockholm AB	Sweden	**100.0%**	100.0%
CAE CFT B.V.	Netherlands	**100.0%**	100.0%
CAE Civil Aviation Training Solutions Inc.	United States	**100.0%**	100.0%
CAE Colombia Flight Training S.A.S.	Colombia	**100.0%**	100.0%
CAE Crewing Services Limited	Ireland	**100.0%**	100.0%
CAE El Salvador Flight Training S.A. de C.V.	El Salvador	**99.5%**	99.5%
CAE Electronik GmbH	Germany	**100.0%**	100.0%
CAE Engineering Korlatolt Felelossegu Tarsasag	Hungary	**100.0%**	100.0%
CAE Entrenamiento de Vuelo Chile Limitada	Chile	**100.0%**	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	**100.0%**	100.0%
CAE Flight Training (India) Private Limited	India	**100.0%**	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	**100.0%**	100.0%
CAE GAH Aviation Technology Services Co Ltd	China	**80.0%**	—%
CAE Global Academy Évora, SA	Portugal	**100.0%**	100.0%
CAE Healthcare Canada Inc.	Canada	**100.0%**	100.0%
CAE Healthcare Inc.	United States	**100.0%**	100.0%
CAE India Private Limited	India	**100.0%**	100.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia	**100.0%**	100.0%
CAE International Holdings Limited	Canada	**100.0%**	100.0%
CAE Kuala Lumpur Sdn Bhd	Malaysia	**100.0%**	100.0%
CAE Luxembourg Acquisition S.à r.l.	Luxembourg	**100.0%**	100.0%
CAE Maritime Middle East L.L.C.	United Arab Emirates	**49.0%**	49.0%
CAE Middle East L.L.C.	United Arab Emirates	**49.0%**	49.0%
CAE Military Aviation Training Inc.	Canada	**100.0%**	100.0%
CAE New Zealand Pty Ltd.	New Zealand	**100.0%**	100.0%
CAE North East Training Inc.	United States	**100.0%**	100.0%
CAE Oslo - Aviation Academy AS	Norway	**100.0%**	—%
CAE Oxford Aviation Academy Phoenix Inc.	United States	**100.0%**	100.0%
CAE Services Italia S.r.l.	Italy	**100.0%**	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	**100.0%**	100.0%
CAE Shanghai Company, Limited	China	**100.0%**	100.0%
CAE SimuFlite Inc.	United States	**100.0%**	100.0%
CAE Simulation Technologies Private Limited	India	**100.0%**	100.0%
CAE Simulator Services Inc.	Canada	**100.0%**	100.0%

CAE Year-End Financial Results 2020 | 52

Notes to the Consolidated Financial Statements

Investments in subsidiaries consolidated in the Company's financial statements (continued):

Name	Country of incorporation	**% equity interest 2020**	% equity interest 2019
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	**100.0%**	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	**100.0%**	100.0%
CAE STS Limited	United Kingdom	**100.0%**	100.0%
CAE Training & Services Brussels NV	Belgium	**100.0%**	100.0%
CAE Training & Services UK Ltd.	United Kingdom	**100.0%**	100.0%
CAE Training Norway AS	Norway	**100.0%**	100.0%
CAE USA Inc.	United States	**100.0%**	100.0%
CAE USA Mission Solutions Inc.	United States	**100.0%**	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	**100.0%**	100.0%
Flight Training Device (Mauritius) Ltd.	Mauritius	**100.0%**	100.0%
Logitude Oy	Finland	**100.0%**	100.0%
Oxford Aviation Academy (Oxford) Limited	United Kingdom	**100.0%**	100.0%
Parc Aviation Engineering Services Ltd.	Ireland	**100.0%**	100.0%
Parc Aviation Limited	Ireland	**100.0%**	100.0%
Parc Aviation UK Ltd	United Kingdom	**100.0%**	100.0%
Parc Interim Limited	Ireland	**100.0%**	100.0%
Pelesys Aviation Maintenance Training Inc.	Canada	**100.0%**	29.3%
Pelesys Learning Systems Inc.	Canada	**100.0%**	45.0%
Presagis Canada Inc.	Canada	**100.0%**	100.0%
Presagis Europe (S.A.)	France	**100.0%**	100.0%
Presagis USA Inc.	United States	**100.0%**	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	**80.0%**	80.0%
SIM-Industries Brasil Administracao de Centros de Treinamento Ltda.	Brazil	**100.0%**	100.0%
SIV Ops Training, S.L.	Spain	**80.0%**	80.0%

Investments in joint ventures accounted for under the equity method:

Name	Country of incorporation	**% equity interest 2020**	% equity interest 2019
Aviation Training Northeast Asia B.V.	Netherlands	**50.0%**	50.0%
CAE Flight and Simulator Services Korea, Ltd.	Korea	**50.0%**	50.0%
CAE-LIDER Training do Brasil Ltda.	Brazil	**50.0%**	50.0%
CAE Melbourne Flight Training Pty Ltd.	Australia	**50.0%**	50.0%
CAE Middle East Pilot Services LLC	United Arab Emirates	**49.0%**	49.0%
CAE Simulation Training Private Limited	India	**50.0%**	50.0%
Embraer CAE Training Services LLC	United States	**49.0%**	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	**49.0%**	49.0%
Flight Training Alliance GmbH	Germany	**50.0%**	50.0%
HATSOFF Helicopter Training Private Limited	India	**50.0%**	50.0%
Helicopter Training Media International GmbH	Germany	**50.0%**	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	**25.0%**	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	**50.0%**	50.0%
National Flying Training Institute Private Limited	India	**51.0%**	51.0%
Pegasus Ucus Egitim Merkezi A.S.	Turkey	**49.9%**	49.9%
Philippine Academy for Aviation Training Inc.	Philippines	**40.0%**	40.0%
Rotorsim s.r.l.	Italy	**50.0%**	50.0%
Rotorsim USA LLC	United States	**50.0%**	50.0%
SIMCOM Holdings, Inc	United States	**50.0%**	—%
Singapore CAE Flight Training Pte Ltd.	Singapore	**50.0%**	50.0%

During the year ended March 31, 2020, the unrecognized share of losses of joint ventures for which the Company ceased to recognize when applying the equity method was $3.3 million (2019 – $5.7 million). As at March 31, 2020, the cumulative unrecognized share of losses for these entities was $16.0 million (2019 – $12.7 million) and the cumulative unrecognized share of comprehensive loss of joint ventures was $16.1 million (2019 – $13.4 million).

53 I CAE Year-End Financial Results 2020

Notes to the Consolidated Financial Statements

Partnership with Directional Aviation Capital

On November 4, 2019, the Company concluded a strategic partnership with Directional Aviation Capital (DAC) including a 15-year exclusive business aviation training services agreement with DAC affiliates and the acquisition of a 50% equity interest in SIMCOM Holdings, Inc. for cash consideration of $113.5 million [US $86.3 million]. The Company obtained joint control over SIMCOM, therefore the joint venture is accounted for using the equity method. SIMCOM operates simulators and training devices representative of a wide range of jet, turboprop and piston powered aircraft and is headquartered in Orlando, Florida.

Over the course of the 15-year business aviation training services agreement, DAC's affiliated business aircraft operators, which include Flexjet, Flight Options, Flairjet, Sirio, Nextant Aerospace and Corporate Wings, will train exclusively with SIMCOM and CAE.

NOTE 32 – RELATED PARTY TRANSACTIONS

The Company's outstanding balances with its equity accounted investees are as follows:

		2020		2019
Accounts receivable (Note 9)	$	51.2	$	33.9
Contract assets		38.5		13.4
Other non-current assets		25.6		18.7
Accounts payable and accrued liabilities (Note 16)		5.7		2.2
Contract liabilities		28.8		30.7
Other non-current liabilities		1.7		1.6

The Company's transactions with its equity accounted investees are as follows:

		2020		2019
Revenue	$	166.0	$	65.5
Purchases		2.5		2.4
Other income		1.5		1.4

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services are as follows:

		2020		2019
Salaries and other short-term employee benefits	$	6.5	$	6.4
Post-employment benefits – defined benefit plans		2.5		1.9
Share-based payments expense		(8.8)		18.9
	$	0.2	$	27.2

NOTE 33 – EVENTS AFTER THE REPORTING PERIOD

Impact of the COVID-19 pandemic

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel and to CAE's business. Several of its customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. The Company continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all of the Company's businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers' acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic resulted in the closure of certain training centre operations, lower utilization of its simulators in the network due to reduced demand from aviation customers and interruptions in the execution of its products backlog. For the Defence and Security segment, delays were experienced in the awarding of new contracts and in the execution and advancement of certain programs. For the Healthcare segment, customers were primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects.

CAE Year-End Financial Results 2020 | 54

Notes to the Consolidated Financial Statements To date, the Company has implemented several flexible measures to protect its financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks for 900 employees and 2,600 temporary layoffs, as well as a suspension of the Company’s common share dividends and share repurchase plan announced on April 6, 2020 in response to the COVID-19 pandemic. Additionally, the Company has worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. CEWS and other government programs On April 20, 2020, the Company announced that it has recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program, impacting approximately 1,500 employees. The Company has also accessed and is working to access government support programs in countries in which the Company operates. Cash and liquidity mitigation measures On April 9, 2020, the Company concluded a new two-year $500.0 million senior unsecured revolving credit facility and on May 19, 2020, increased its receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen the Company’s financial position. Contract with Government of Canada for CAE Air1 ventilators On April 10, 2020, the Company concluded an agreement with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic. 55 | CAE Year-End Financial Results 2020